SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Thomson Group

THOMSON CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Consolidated statements of operations

2

Consolidated balance sheets

3

Consolidated statements of cash flows

5

Consolidated statement of recognized income and expense

6

Consolidated statements of changes in shareholders’ equity and minority interests

7

Notes to the consolidated financial statements

1

General information

9

2

Summary of significant accounting policies

9

3

Financial risk management

23

4

Critical accounting estimates and judgments

24

5

Bridge with financial statements released as of December 31, 2005

27

6

Significant changes in the scope of consolidation

28

7

Information by business segments and by geographic areas

35

8

Selling, marketing, general, administrative expenses and other income (expense)

40

9

Research and development expenses

40

10

Net finance costs

41

11

Income tax

41

12

Discontinued operations

45

13

Property, plant and equipment

48

14

Goodwill and other intangible assets

49

15

Investments in associates

52

16

Interest in joint ventures

53

17

Investments and financial assets available-for-sale

53

18

Contract advances

54

19

Inventories

54

20

Trade accounts and notes receivable

55

21

Other current and non-current assets

55

22

Cash and cash equivalents

55

23

Shareholders’ equity

56

24

Derivative financial instruments

57

25

Borrowings

58

26

Financial instruments and market related exposures

62

27

Retirement benefit obligations

66

28

Provisions for restructuring and other charges

71

29

Share based payments

72

30

Other current and non-current liabilities

76

31

Payables on acquisition of companies

76

32

Earnings per share

77

33

Information on employees

78

34

Acquisitions, disposals and other cash movements

79

35

Contractual obligations and other commitments

80

36

Contingencies

83

37

Related party transactions

87

38

Subsequent events

89

39

List of main consolidated subsidiaries

90

Thomson Group

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

		Year ended December 31,
(€ in millions)	Note	2006	2005 (1)	2004 (1)
Continuing operations:
Revenues		5,854	5,591	5,980
Cost of sales		(4,474)	(4,240)	(4,594)

Gross margin		1,380	1,351	1,386

Selling, marketing, general and administrative expenses	(8)	(674)	(638)	(653)
Other income (expense)	(8)	52	(96)	(69)
Research and development expenses	(9)	(279)	(227)	(201)

Profit from continuing operations before tax and net finance costs		479	390	463

Interest income	(10)	19	30	52
Interest expense	(10)	(108)	(108)	(54)
Other financial income (expense)	(10)	(111)	36	(26)
Finance costs – net		(200)	(42)	(28)

Share of profit (loss) from associates	(15)	(86)	(82)	(20)
Income tax	(11)	-	(68)	(93)
Profit from continuing operations		193	198	322

Discontinued operations:
Profit (loss) from discontinued operations	(12)	(138)	(771)	(883)

Net income (loss)		55	(573)	(561)
Attributable to:
Equity Holders		55	(574)	(559)
Minority interests		-	1	(2)

(1)

Refer to note 5 for the bridge with the financial statements released in prior years.

		Year ended December 31,
(in euro, except number of shares)		2006	2005	2004

Weighted average number of shares outstanding – basic net of treasury stock (2)		261,188,858	266,539,917	273,646,869

Earnings per share from continuing operations	(32)
- basic (3)		0.67	0.74	1.18
- diluted		0.63	0.42	1.11
Earnings per share from discontinued operations
- basic		(0.53)	(2.89)	(3.23)
- diluted		(0.48)	(2.62)	(2.96)
Total earnings per share
- basic (3)		0.14	(2.15)	(2.05)
- diluted		0.15	(2.20)	(1.85)

(2)

The decrease in the average weighed number of shares as of December 2005 is due to the treasury shares acquired in 2005.

(3)

After deduction of the dividends, net of tax, paid on the subordinated perpetual notes for 2006.

The notes on pages 9 to 91 are an integral part of these financial statements.

Thomson Group

CONSOLIDATED BALANCE SHEETS (unaudited)

(€ in millions)	Note	December 31, 2006	December 31, 2005	January 1, 2005 (1)	December 31, 2004

ASSETS

Non-current assets:
Property, plant and equipment	(13)	813	886	1,051	1,051
Goodwill	(14)	1,714	1,756	1,186	1,178
Other intangible assets	(14)	1,071	1,150	924	924
Investments in associates	(15)	12	204	260	260
Investments and financial assets available-for-sale	(17)	266	341	139	113
Derivative financial instruments	(24)	7	1	11	-
Contract advances	(18)	129	173	179	179
Deferred tax assets	(11)	397	379	307	301
Other non-current assets	(21)	110	182	133	136

Total non-current assets		4,519	5,072	4,190	4,142

Current assets:
Inventories	(19)	366	333	503	568
Trade accounts and notes receivable	(20)	1,018	1,315	1,232	1,180
Current accounts with associates and joint-ventures		97	115	143	143
Derivative financial instruments	(24)	8	9	115	-
Other current assets	(21)	535	644	483	616
Marketable securities		-	7	58	58
Cash and cash equivalents	(22)	1,311	996	1,845	1,848
Assets classified as held for sale	(12)	264	369	80	-

Total current assets		3,599	3,788	4,459	4,413

Total assets		8,118	8,860	8,649	8,555

(1)

Including the impacts of the first-time application related of IAS 32 and 39 on financial instruments and of IFRS 5 on non-current assets held for sale and discontinued operations.

Thomson Group

CONSOLIDATED BALANCE SHEETS (unaudited)

(€ in millions)	Note	December 31, 2006	December 31, 2005	January 1, 2005 (1)	December 31, 2004
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity:	(23)
Common stock (273,871,296 shares at December 31, 2006 with nominal value of €3.75 per share)		1,027	1,025	1,025	1,025
Treasury shares		(225)	(239)	(55)	(55)
Additional paid in capital		1,764	1,771	1,751	1,751
Subordinated perpetual notes		500	500	-	-
Other reserves		64	43	89	(23)
Retained earnings		(964)	(980)	(323)	(125)
Cumulative Translation Adjustment		(54)	89	(98)	(98)

Shareholders’ equity		2,112	2,209	2,389	2,475

Minority interests		7	7	9	18

Total equity		2,119	2,216	2,398	2,493

Non-current liabilities:
Borrowings	(25)	1,393	858	1,540	1,597
Retirement benefit obligations	(27)	505	877	760	785
Restructuring provisions	(28)	48	9	-	-
Derivative financial instruments	(24)	51	57	122	-
Other provisions	(28)	107	185	55	55
Deferred tax liabilities	(11)	143	162	43	37
Other non-current liabilities	(30)	71	103	129	129

Total non-current liabilities		2,318	2,251	2,649	2,603

Current liabilities :
Borrowings	(25)	1,276	1,464	1,011	904
Derivative financial instruments	(24)	10	10	34	-
Retirement benefit obligations	(27)	67	62	65	65
Restructuring provisions	(28)	72	45	76	76
Other provisions	(28)	86	77	81	81
Trade accounts and notes payable		1,032	1,164	1,199	1,226
Accrued employee expenses		165	166	158	163
Income tax payable	(11)	57	47	60	60
Other current liabilities	(30)	671	750	746	800
Payables on acquisition of companies	(31)	13	138	84	84
Liabilities directly associated with assets classified as held for sale	(12)	232	470	88	-

Total current liabilities		3,681	4,393	3,602	3,459
Total liabilities		5,999	6,644	6,251	6,062

Total shareholders’ equity and liabilities		8,118	8,860	8,649	8,555

(1)

Including the impacts of first-time application related of IAS 32 and 39 on financial instruments and of IFRS 5 on Non-current assets held for sale and discontinued operations.

Thomson Group

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

(€ in millions)		Year ended December 31
	Note	2006	2005	2004
Net Income (loss)		55	(573)	(561)
Loss from discontinued operations		(138)	(771)	(883)
Profit from continuing operations		193	198	322
Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		454	443	398
Impairment of assets		6	18	49
Net changes in provisions		(113)	(16)	(39)
Profit / (loss) on asset sales		(11)	1	(50)
Interest Income and Expense	(10)	89	78	2
Other (including tax)		95	70	95
Changes in working capital and other assets and liabilities	(34)	(1)	(33)	(82)
Cash generated from continuing operations		712	759	695
Interest paid		(92)	(64)	(35)
Accrued interest premium paid on convertible bond	(25)	(59)	-	-
Interest received		14	14	10
Income tax paid		(42)	(67)	(119)
Net operating cash generated from continuing activities		533	642	551
Net operating cash used in discontinued operations	(34)	(118)	(342)	(121)
Net cash from operating activities (I)		415	300	430

Acquisition of subsidiaries, associates and investments, net of cash acquired	(34)	(255)	(455)	(579)
Acquisition of Videocon Industries shares	(34)	-	(240)	-
Net proceeds from sale of investments		125	2	42
Proceeds from sale (purchase) of marketable securities		8	52	(58)
Purchase of property, plant and equipment (PPE)		(166)	(192)	(219)
Proceeds from sale of PPE		73	10	13
Purchase of intangible assets including capitalization of R&D costs		(121)	(102)	(67)
Loans (granted to) / reimbursed by third parties		17	47	17
Net investing cash generated from (used in) continuing activities		(319)	(878)	(851)
Net investing cash generated from (used in) discontinued operations	(34)	(147)	(18)	(138)
Net cash used in investing activities (II)		(466)	(896)	(989)

Proceeds from issuance of deeply subordinated notes	(23)	-	492	-
Proceeds from issuance of convertible bonds	(25)	-	-	403
Purchase of treasury shares and others		9	(283)	(58)
Repayment of convertible bonds		(611)	(588)	-
Proceeds from borrowings		1,121	592	272
Repayment of borrowings		(27)	(423)	(540)
Dividends and distributions paid to Group’s shareholders	(23)	(107)	(77)	(71)
Dividends and distributions paid to minority interests		(2)	(2)	(3)
Net financing cash generated from continuing activities		383	(289)	3
Net financing cash used in discontinued operations	(34)	(10)	16	2
Net cash (used) / provided by financing activities (III)		373	(273)	5

Net (decrease)/increase in cash and cash equivalents (I+II+III)		322	(869)	(554)
Cash and cash equivalents at beginning of period		996	1,848	2,383
Exchange gains/(losses) on cash and cash equivalents		(7)	17	19
Cash and cash equivalents at end of period		1,311	996	1,848

Thomson Group

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)

		Period ended December 31,
(€ in millions)	Note	2006	2005	2004
Net income (loss) for the year		55	(573)	(561)

Recognition of actuarial gains (losses) in equity	(27)	69	(58)	(23)
Fair value gains (losses), gross of tax
- on available-for-sale financial assets		(2)	(24)	-
- on cash flow hedges		(6)	(11)	-
Currency translation adjustments		(144)	190	(97)
Tax effect (*)			-	-
Total income and expense recognized directly in equity		(83)	97	(120)
Total recognized income and expense for the year		(28)	(476)	(681)
Attributable to:
- Equity holders of the parent		(27)	(480)	(680)
- Minority interests		(1)	4	(1)

(*) No tax effect due to the overall tax loss position of the Group.

Thomson Group

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

	Attributable to equity holders of the Group								Minority interests	Total equity
(€ in millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2004	1,052	(210)	1,938			500		3,280	9	3,289
Variations for the year ended December 31, 2004
Total income and expense recognized in equity (*)	-	-	-	-	(23)	-	(98)	(121)	1	(120)
Net income (loss) for the period	-	-	-	-	-	(559)		(559)	(2)	(561)
Total recognized income and expense for 2004	-	-	-	-	(23)	(559)	(98)	(680)	(1)	(681)
Dividends	-	-	-	-	-	(71)		(71)	(5)	(76)
Warrants (1)			12		-	-		12	-	12
Treasury shares
- purchased (4,157,010 shares)	-	(74)	-	-	-	-		(74)	-	(74)
- granted to employees (141,488 shares)	-	2	(2)	-	-	-		-	-	-
- cancelled (7,305,476 shares) (2)	(27)	227	(200)	-	-	-		-		-
Stock options granted (3)	-	-	-	-	-	5		5		5
Share based payment to employees	-	-	3	-	-	-		3		3
Change in perimeter	-	-		-	-	-		-	15	15
Balance at December 31, 2004	1,025	(55)	1,751		(23)	(125)	(98)	2,475	18	2,493
Adoption of IAS 32 and 39					112	(198)		(86)	(9)	(95)
Balance at January 1, 2005	1,025	(55)	1,751		89	(323)	(98)	2,389	9	2,398
Variations 2005
Total income and expense recognized in equity (*)	-	-	-	-	(93)	-	187	94	3	97
Net income (loss) 2005	-	-	-	-	-	(574)	-	(574)	1	(573)
Total recognized income and expense for 2005	-	-	-	-	(93)	(574)	187	(480)	4	(476)
Dividends	-	-	-	-	-	(77)	-	-	(2)	(79)
Issuance of deeply subordinated bonds net of transaction costs (Note 23 (c))	-	-	-	500	-	(8)	-	492	-	492
Treasury shares
- purchased (15,626,318 shares)	-	(292)	-	-	-	-	-	(292)	-	(292)
- sold (2,352,544 shares)	-	49	-	-	-	-	-	49	-	49
Fair value treasury shares to deliver (5)	-	59	-	-	-	-	-	59	-	59
Carry back on treasury shares	-	-	-	-	10	-	-	10	-	10
Change in perimeter (6)	-	-	-	-	-	-	-	-	9	9
Put on shares to minority interests (6)	-	-	-	-	-	-	-	-	(13)	(13)
Other (4)	-	-	9	-	-	-	-	9	-	9
Cancellation of written put (7)	-	-	-	-	37	-	-	37	-	37
Unrecognized gain on put sold (7)	-	-	-	-	-	2	-	2	-	2
Share based payment to employees (Note 29)	-	-	11	-	-	-	-	11	-	11
Balance at December 31, 2005	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216

Thomson Group

	Attributable to equity holders of the Group								Minority interests	Total equity
(€ in millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2006	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216
Variation for the year ended December 31, 2006
Total income and expense recognized in equity (*)	-	-	-	-	61	-	(143)	(82)	(1)	(83)
Net income (loss) for the period	-	-	-	-	-	55	-	55	-	55
Total recognized income and expense for 2006	-	-	-	-	61	55	(143)	(27)	(1)	(28)
Distribution of additional paid in capital (Note 23 )	-	-	-	-	-	(78)	-	(78)	(2)	(80)
Conversion of BASA (563,264 shares) (Note 23 )	2	-	7	-	-	-	-	9	-	9
Dividend paid on subordinated perpetual notes (Note 23 )	-	-	-	-	-	(28)	-	(28)	-	(28)
Convertible bonds	-	-	-	-	(67)	67	-	-	-
Treasury shares sold	-	14	-	-	-	-	-	14	-	14
Put on shares to minority interests and change in perimeter	-	-	-	-	-	-	-	-	3	3
Share based payment reclassification	-	-	(14)	-	14	-	-		-
Share based payment to employees (Note 29)	-	-		-	13	-	-	13	-	13
Balance at December 31, 2006	1,027	(225)	1,764	500	64	(964)	(54)	2,112	7	2,119

(*)    Refer to details in the “Statement of recognized income and expense” on page 6.

(1)

On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders who met certain conditions. As of December 31, 2004, a number of 12,471,369 BASA at € 1 each were subscribed. Each BASA gives the right to subscribe one Thomson share at € 16.

(2)

On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.

(3)

Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement. On first time adoption of IAS 32 and 39, this commitment was reclassified under financial debt long term and was revalued by € 3 million, thereby recognizing a long-term debt as of January 1, 2005 of € 8 million.

(4)

Valued added tax reimbursement on costs incurred on capital increase in 2000.

(5)

This comprises 3,623,828 shares to deliver following Inventel and Cirpack acquisitions (Note 23).

(6)

The variations mainly relate to the acquisition of VCF Thématiques in 2005 that first increase the minority interest and then a reclassification of the minority interests in borrowings as there is a put on these minority interests.

(7)

As the put has not been exercised, the debt and the gain on the premium have been cancelled through equity.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

1

GENERAL INFORMATION

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the Media & Entertainment industries. Since January 1, 2005, Thomson’s activities have been organized into three principal segments: Services, Systems and Technology, plus two further activities regrouping Corporate Functions and its remaining continuing but non-core activities: Displays & CE Partnerships.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company.

The financial statements have been closed by the Board of Directors of Thomson S.A.

According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, convened for May 9, 2007 on first notice and on May 15, 2007 on second notice.

2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations effective as of December 31, 2006 and approved by the European Union as of February 13, 2007.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005, except for the following standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2006.

Standards, amendments and interpretations effective in 2006

(a) Standards, amendments and interpretations effective in 2006 and applied as from January 1, 2006

IFRIC 4, Determining whether an arrangement contains a lease

This interpretation gives guidance on determining whether arrangements that do not take the legal form of a lease (e.g. some take-or-pay contracts or outsourcing contracts) should, nonetheless, be accounted for in accordance with IAS 17 Leases. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset.

Within the Services segment, our Network Services activity assembles programming and manages the play-out of video content for broadcasters through play-out facilities owned by the Group. The assets used in these facilities are sometimes used for and dedicated to a single customer and therefore may fall within the scope of IFRIC 4. The Group has assessed that certain service agreements entered into with customers in this business were providing a right to use specified assets, and as a consequence related contracts fell within the scope of IFRIC 4. However, the Group concluded that the major risks and rewards related to these assets are retained by the Group and therefore the contracts should be considered as operating lease agreements without any changes to the accounting treatment previously applied by the Group.

 (b) Standards, amendments and interpretations effective in 2006 but with no impact on Thomson's financial statements.

•

IAS 21 (Amendment), Net investment in Foreign Operation

•

IAS 39 (Amendment), The fair value option

•

IAS 39 and IFRS 4 (Amendment), Financial guarantee contracts

•

IFRIC 5, Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds

(c) Standards, amendments and interpretations effective in 2006 but early adopted by the Group

•

IAS 19 (Amendment), Actuarial gains and losses, Group Plans and disclosure

Revised IAS 19 was adopted early as from January 1, 2004. Net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

with a corresponding debit or credit to equity shown in the Statement of Recognized Income and Expense.

•

IAS 39 (Amendment), Cash flow hedge accounting of forecast intragroup transactions

Revised IAS 39 was adopted early as from January 1, 2005, date of application of IAS 32 and 39.

•

IFRIC 6, Liabilities arising from participating in a specific market – Waste Electrical and Electronic Equipment

This interpretation establishes the recognition date for liabilities arising from the European Directive relating to the disposal of Waste Electrical and Electronic Equipment. The Group took the directive into account as soon as to the directive came into effect at the end of 2005. A provision was recognized as of December 31, 2005 and updated as of December 2006. This provision amounts to less than € 1 million as of December 31, 2006.

Standards, amendments and interpretations adopted only as from January 1, 2005

The policies set out above have been consistently applied to all the periods presented except for the three following standards for which Thomson has made use of the exemption available under IFRS 1 to only apply these standards from January 1, 2005:

•

IAS 32 and 39, Presentation, recognition and measurement of financial instruments

The application of these standards prospectively from January 1, 2005 does not allow a full consistent comparison between 2005 and 2004 net income.

•

IFRS 5, Non-current assets held for sale and discontinued operations

The 2004 statement of operations has been restated to present on a single line item the net 2004 result of the discontinued activities in 2005.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Standards, amendments and interpretations issued, not effective in 2006 and not applied early by Thomson

New standard or interpretation	Issuance Date	Effective Date	Main provisions
IAS 1 (Amendment), Presentation of Financial Statements - Capital Disclosures	August 2005	Annual periods beginning on or after January 1, 2007	Introduces new requirements for disclosures about an entity’s capital.
IFRS 7, Financial instruments: disclosures	August 2005	Annual periods beginning on or after January 1, 2007

Requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of the risks arising from those financial instruments.

IFRIC 7, Applying the Restatement Approach under IAS 29	Nov. 2005	Annual periods beginning on or after March 1, 2006

Clarifies the requirements under IAS 29 relating to two issues: (a) how comparative amounts in financial statements should be restated when an entity identifies the existence of hyperinflation in the economy of the currency in which its financial statements are measured (its ‘functional currency’); and (b) how deferred tax items in the opening balance sheet should be restated

IFRIC 8, Scope of IFRS 2	January 2006	Annual periods beginning on or after May 1, 2006	Clarifies that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration
IFRIC 9, Reassessment of Embedded Derivative	March 2006	Annual periods beginning on or after June 1, 2006

Addresses whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract

IFRIC 10, Interim Financial Reporting and Impairment	July 2006	Annual periods beginning on or after November 1, 2006

Prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date.

The impacts of current IFRS and IFRIC projects are not anticipated in these financial statements and cannot be reasonably estimated at December 31, 2006.

Accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1, First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following options and exemptions provided by IFRS 1:

•

Business combinations

In accordance with IFRS 3, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

•

Cumulative translation differences

The Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments in the opening shareholders’ equity. All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the IFRS transition date but will include later translation differences.

•

Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pensions and other post-employment benefit plans as of January 1, 2004 have been recognized in equity in the opening balance sheet. The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

•

Measurement of certain tangible and intangible assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date. This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TCL in July 2004.

•

Stock options and other share-based payments

The Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Group’s functional currency. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

Basis of measurement

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

The Board regularly reviews its valuations and estimates based on its past experience and various other factors, considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities carrying value. The actual results could significantly differ from these estimates depending on different conditions and assumptions.

Positions taken by the Group when no specific requirement exists in the IFRS

These positions are linked to issues that are being analyzed by the IFRIC or the IASB.

In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. The Group's judgment-based interpretations are as follows:

(a) Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by IFRS. The accounting treatment of acquisitions of minority interests is included within the proposed amendments to IFRS 3 Business combinations published in June 2005 by the IASB. For the time being, in the absence of definitive specific rules, the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

(b) Commitments to purchase minority interests (put options)

Pursuant to IAS 27 and IAS 32, commitments to purchase minority interests and put options granted to minority interests are recognized as a financial debt for its fair value and as a reduction in minority interests in equity. Where the fair value of the commitment exceeds the carrying amount of the minority interest, the Group (in the absence of clear guidance from the IASB or IFRIC) records this difference as goodwill, following the principle of the acquisition of minority interests described above.

Pursuant to this initial accounting, any change in the fair value of the commitment is recorded as an adjustment of the amount initially recorded as goodwill.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Scope and consolidation method

(a) Subsidiaries

All the entities that are controlled by the Group (including special purpose entities) i.e. in which the Group has the power to govern the financial and operating policies in order to obtain benefits from the activities, are subsidiaries of the Group and are consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the actual and potential voting rights which are immediately exercisable or convertible) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary decisions made by the Group. Consolidation is also applied to special purpose entities that are controlled, whatever their legal forms are, even where the Group holds no shares in their capital.

(b) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having either control or joint control over those policies. Investments in associates are accounted for under the equity method. The goodwill arising on these entities is included in the carrying value of the investment.

(c) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control.

Investments in joint-ventures are consolidated under the pro rata method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are recorded at their fair values at the acquisition date, except for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

The cost of an acquisition is measured:

•

At the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange

•

Plus costs directly attributable to the acquisition.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets is recorded as goodwill.

The adjustments of assets and liabilities fair values related to new acquisitions, initially recorded using provisional values (due to external appraisal work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are recorded in accordance with IAS 8 if they correspond to corrections of errors.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Translation of foreign subsidiaries

The financial statements of all the Group’s entities for which the functional currency is different from that of the parent company are translated as follows:

•

The assets and liabilities, including the goodwill and the fair value adjustments in the consolidated accounts, are translated into euros at the rate effective at the period end.

•

The revenues and costs are translated into euros at the average exchange rate of the period.

The translation adjustments arising are directly recorded in shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at the balance sheet date. The differences arising on the translation of foreign currency operations (monetary assets and liabilities hedged) are recorded in the income statement as a profit or loss on exchange.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by reference to the exchange rate at the balance sheet date.

The main exchange rates used for translation (one unit to each foreign currency converted to euros) are summarized in the following table:

	Closing rate			Average Rate
	2006	2005	2004	2006	2005	2004
US dollar (USD)	0.75945	0.84331	0.73303	0.79180	0.80550	0.80173
Pound sterling (GBP)	1.48965	1.45590	1.41365	1.46462	1.46248	1.47262
Canadian dollar	0.65433	0.72546	0.60938	0.69940	0.66470	0.61882
Hong Kong dollar	0.09767	0.10877	0.09429	0.10191	0.10359	0.10294
China Renminbi	0.09728	0.10453	0.08857	0.09950	0.09844	0.09686

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

Property, Plant and Equipment (PPE)

All PPE are recognized at cost less any depreciation or impairment loss, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery.

Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and accounting for subsequent expenditure.

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The costs related to the assets acquired through these contracts are included within the amortization allowances in profit and loss.

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyzed like (i) the transfer of ownership at the end of the lease, (ii) the existence of a bargain price option in the agreement, (iii) the fact that the lease term is for the major part of the economic life of the asset, or (iv) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets held under finance leases are capitalized by the Group and a financial liability is accounted for by the lessee.

Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight-line basis over the lease term.

Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired subsidiary/associate and measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Intangible assets

Intangible assets consist mainly of development projects capitalized, trademarks, rights for use of patents and acquired customer relationships.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Intangibles acquired through a business combination are recognized at fair value while separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost. Borrowing costs are expensed when incurred.

Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up. All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred.

Intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually.

Depending on the nature and the use of the intangible assets, the amortization of these assets is included either in “cost of sales”, or “selling, general, administrative expenses and others” or “research and development expense”.

(a) Research and development projects

Research expenditures are expensed as incurred. Development costs are expensed as incurred, unless the project to which they relate meets the IAS 38 capitalization criteria. Recognized development projects correspond to projects which objectives are to develop new processes or to improve significantly existing processes, considered as technically viable and expected to provide future economic benefits.

Development projects are recorded at cost less accumulated depreciation and impairment losses, if any. The costs of the internally generated development projects include direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects. They are amortized over a period ranging from one to five years starting from the beginning of the commercial production of the projects, based on units sold or based on units produced or straight-line method.

(b) Patents and trademarks

Patents are amortized on a straight-line basis over the expected period of use.

Trademarks are considered as having an indefinite useful life and are not amortized, but are tested for impairment annually according to IAS 36.

The main reasons retained by the Group to consider a trademark as having an indefinite useful life are: its positioning in its market expressed in terms of volume of activity, international presence and notoriety, and its expected long term profitability.

(c) Customer relationships

Customer relationships are acquired through business combinations and amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years).

(d) Other intangible assets

This caption comprises mainly acquired software.

Impairment of intangible assets, goodwill and PPE

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in September and whenever circumstances indicate that they might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units (CGU) or groups of cash-generating units that represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. For Thomson, the lowest level at which the Group manages its operations generally coincides with the level of information that is given to the Executive Committee for management purposes.

Tangible and intangible assets having a definite useful life are tested for impairment at the balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets, a significant decline in the expected economic performance of the assets, or a significant decline in the revenues or in the market share of the Group.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use.

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets. For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Group directors. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets.

The fair value less costs to sell corresponds to the amount that could be obtained from the sale of the asset (or the CGU), in an arm’s-length transaction between knowledgeable and willing parties, less the costs of disposal.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in “Selling, general and administrative expenses and other income (expense)” for continuing operations unless the impairment is related to discontinued operations.

In accordance with IAS 36, impairment of goodwill cannot be reversed.

Assets Held for Sale and Discontinued Operations

Discontinued operations are accounted for in accordance with IFRS 5, which the Group has elected to apply as from January 1, 2005.

(a) Assets Held for Sale

A non-current asset (or disposal group) is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. This means the asset (or disposal group) is available for immediate sale and its sale is highly probable.

A non-current asset (or disposal group) classified as held for sale is measured at the lower of its fair value less costs to sell and its carrying amount.

Any impairment loss for write-down of the asset (or disposal group) to fair value less costs to sell is recognized in profit or loss.

(b) Discontinued Operations

A discontinued operation is a component of an entity that either has been disposed of (by sale or otherwise) or is held for sale. To be disclosed as discontinuing, the operation must have been discontinued or be in the asset held for sale category. The component discontinued is clearly distinguishable operationally and for reporting purposes. It represents a separate major line of business (or geographical area of business), is part of a single major plan or is a subsidiary acquired exclusively for resale.

The profit (loss) from discontinued operations is presented as a separate line item on the face of the income statement with a detailed analysis provided in Note 12. The income statement data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations (refer to Note 5 for details on this reclassification). In the statement of cash flows, the amounts related to businesses in discontinued operations are disclosed separately.

Inventories

Inventories are valued at cost or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect production costs, and exclude the general administrative costs.

The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory.

When the net realizable value of inventories is lower than its carrying amount, the inventory is written down by the difference.

Customer contract advances

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

As part of its normal course of business, Thomson makes cash advances, generally within its Services segment, to its customers. These are generally in the framework of a long term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Such advances payments are classified under “non-current assets”, recorded as “contracts advances, net” and are amortized as a reduction of "net sales" on the basis of units of production or film processed.

Financial assets

The Group has elected to apply IAS 32 and IAS 39 from January 1, 2005.

In accordance with IAS 39, financial assets are classified in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

Except for financial assets carried at fair value through profit or loss, which are initially recognized at fair value and transaction costs expensed, financial assets are recognized at the trade date – the date when the Group commits to purchase or sell the asset - at fair value plus transaction costs.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: "financial assets held for trading", and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as "held for trading" unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising, from changes in the fair value, including interest and dividend income, are presented in the income statement within “Other financial income (expense)”, in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet.

Loans and receivables are subsequently carried at amortized cost using the effective interest method.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized directly in equity except for the part corresponding to the foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency which are recognized in profit or loss.

When securities are sold or impaired, the accumulated fair value adjustments recognized in equity are recycled through profit or loss in the line item “Other financial income (expense)” in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group’s right to receive payments is established.

Derecognition

Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Fair value measurement

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement, except if the equity instruments are disposed of.

Financial liabilities – hybrid/compound instruments

(a) Compound instruments/convertible bonds

A compound instrument is a financial instrument that contains both a liability component and an equity component.

The equity component (option to exchange/convert into Thomson’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.

These bonds convertible into new or existing shares were accounted for as financial debts in the Group’s financial statements under French GAAP. According to IAS 32, these specific liabilities are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

Transaction costs directly attributable to the issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

(b) Hybrid instruments (convertible in US dollar issued in September 2004)

Conversion options embedded in convertible bonds denominated in foreign currency are bifurcated as derivatives and are re-measured at fair value with a direct impact in profit or loss at each reporting date.  Although not addressed directly in IAS 32, IFRIC concluded in April 2005, that such options did not meet the definition of equity instruments as the settlement represented a variable amount of cash (the options will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments). In September 2005, this decision was confirmed by the IASB which refused to amend IAS 32 to modify the treatment of convertible bonds in foreign currency.

Because the group adopted IAS 32 and 39 from January 1, 2005 the change in fair value as of December 31, 2004 is presented in equity. The change in fair value of the option from January 1, 2005 is then reflected in profit or loss.

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

Derivatives

(a) Accounting treatment of derivatives under IFRS (as from January 1, 2005)

The Group uses derivatives as hedging instruments for hedges of foreign currency risks and changes in interest rates. These instruments include agreements for interest rate swaps, options and foreign currency forward contracts. If hedge accounting criteria are met, they are accounted for in accordance with hedge accounting.

Derivative instruments may be designated as hedging instruments in one of three types of hedging relationship:

•

Fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;

•

Cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities;

•

Net investment hedge in foreign operations, corresponding to a hedge of the amount of the Group’s interest in the net assets of these operations.

Derivative instruments are qualified for hedge accounting when:

•

At the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

The hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:

•

For fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

•

For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long term contracts where the period is generally up to one year.

•

For net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are transferred to profit and loss as an adjustment to the profit or loss on disposal.

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the income statement.

(b) Accounting treatment of derivatives under French GAAP (until December 31, 2004)

Until December 31, 2004, under French GAAP, foreign currency forward contracts, and foreign currency options, were considered as hedges for accounting purposes if they were designated to hedge accounts receivable and accounts payable amounts on the balance sheet at the closing date of the period or anticipated commercial transactions. The nature of the commercial products sold and the consistency of

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

the demand for these products are such that it was reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions were recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that did not qualify for hedge accounting were recorded at market value, and gains and losses resulting from these instruments were recognized as “other financial expense” in the consolidated statements of operations.

Regarding interest rate instruments, gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, were accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest expense” and the accruals were included either in “other current assets” or “other current liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that did not qualify for hedge accounting as well as interest rate caps were marked-to-market and if there was a loss it was recognized in “other financial income (expense)” in the consolidated statements of operations.

Under French GAAP the fair value of derivative instruments designated as hedges of forecast transactions were not recorded in the balance sheet.

Marketable securities

Marketable securities are valued at fair value. Changes in fair value are recognized in “other financial income (expense)” included in the heading "Finance costs – net".

This caption includes some classes of investment funds which are subject to risks of change in value that can not be considered as insignificant according to IAS 7 criteria.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, i.e. investments that are readily convertible to a known amount of cash and subject to an insignificant risk of change in value.

Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in shareholders’ equity and not in the income statement.

Equity transaction costs

Incremental costs directly attributable to the equity transaction are accounted for as a deduction from equity.

Deferred and income taxes

Deferred taxes result from:

•

Temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet, and

•

The carryforward of unused tax losses and tax credits.

Deferred taxes for all temporary differences are calculated for each taxable entity (or group of entities) using the balance sheet liability method.

All deferred tax liabilities are recorded except:

•

When the deferred tax liability results from the initial recognition of goodwill, or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss; and

•

For taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the Group is able to control the timing of the reversal of the

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

temporary differences and when it is probable that these temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recorded:

•

For all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which these temporary differences can be utilized, except when the related deferred tax asset results from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss.

•

For the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

The recoverable amount of the deferred tax assets is reviewed at each balance sheet date and reduced when it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Deferred tax assets and liabilities are valued using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred taxes are classified as non-current assets and liabilities.

Income tax expense comprises current and deferred tax. Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Post employment benefits

(a) Post employment obligations

The Group operates various post employment schemes for some employees. Contributions paid and related to defined contribution plan i.e. pension plan under which the Group pays fixed contributions and has no legal nor constructive obligations to pay further contributions (for example if the fund does not hold sufficient assets to pay to all employees the benefits relating to employee service in the current and prior periods) are recorded as expenses as they fall due.

The other pension plans are analyzed as defined benefit plan (i.e. pension plans that define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation) and are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

The method used for determining employee benefits obligations is based on the Projected Unit Credit Method. The present value of the Group benefit obligations is determined by attributing the benefits to employee services in accordance with the benefit formula of each plan. The provisions for these benefits are determined annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Expenses related to interest cost and expected return on plan assets are recognized as financial expense and financial income.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Recognized Income and Expense.

(b) Other long-term benefits

The obligations related to the other long-term benefits (jubilee award) are also based on actuarial valuations.

Share-based payments

As of January 1, 2004, the Group applied the requirements of IFRS 2 “Share based Payments”. In accordance with the transition provisions, IFRS 2 has been applied to all equity investments granted after November 7, 2002 that were unvested as of January 1, 2005.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the service received from the employees for the grant of the stock options consists of an additional compensation to the employee.

Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date with any changes in fair value recognized in profit or loss for the period.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model. The expense recognized takes into account the number of options expected to be vested annually.

Provisions

Provisions are recorded at the balance sheet date when the Group has an obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group's actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The recorded provision represents the best estimate of the expenditure required to settle the obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Where the effect of the time value of money is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money and the risks specific to the liabilities.

Increases in provisions resulting from the discounting and recorded to reflect the passage of time are recognized as net finance costs in the income statement.

Restructuring provisions

Provisions for restructuring costs are recognized when the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

•

The existence of a detailed and finalized plan identifying the sites concerned, their location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and

•

The announcement of this plan to those affected by it.

The restructuring provision only includes the expenses directly linked to the plan and which do not relate to the Group’s continuing activities.

Revenues

Revenue is measured at the fair value of the amount received or receivable, after deduction of any trade discounts or volume rebates allowed by the Group, including contract advances amortization.

When the impact of deferred payment is significant, the fair value of the revenue is determined by discounting all future payments.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs at the time of shipment.

(b) Services agreements

The Group signs contracts which award to Technicolor a customer’s business within a particular territory over the specified contract period (generally over 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Revenue is recognized when the entity has transferred to the customer the major risk and rewards of ownership, which generally occurs, depending on contract terms, upon duplication or delivery.

(c) Royalties

Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third-party by a licensee.

The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement.

(d) Long-term contracts

Some part of the Systems operations (“Grass Valley”) consist in the design, planning, integration and development of broadcast systems. Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods.

Consequently, income and expenses on these contracts are recognised in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognised as soon as they are identified.

Earnings per share

Basic earnings per share are calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding.

Potentially dilutive securities comprise: outstanding put options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the adjusted exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

3

FINANCIAL RISK MANAGEMENT

Thomson faces a wide variety of financial risks including market risk (due to fluctuations in exchange rates, interest rates, and prices of financial instruments and commodities), liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its corporate treasury department in France.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting.  All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

To reduce interest rate, currency exchange rate and commodity risk, the Group enters into hedging transactions using derivative instruments. To reduce liquidity risk, the Group uses various long-term and committed financings.

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

The Group may also use derivatives to reduce its exposure to stock price fluctuations of certain of its investments in listed companies.

Credit risk on commercial clients is managed by each segment based on policies that take into account the credit quality and history of customers. From time to time, the Group may decide to insure or factor without recourse trade receivables in order to manage underlying credit risk.

The Group’s derivative and cash transaction counterparties are limited to highly rated financial institutions.  Moreover the Group has policies limiting the maximum amount of exposure to any single counterparty.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Foreign exchange risk

Translation risks

The assets, liabilities, revenues and expenses of the Group’s operating entities are denominated in various currencies, the majority being in US dollars. The Group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than euro must be translated into euro at the applicable exchange rate to be included in the consolidated financial statements.

Transaction risks

Commercial exposure

Thomson’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies.

In most cases, the Group’s subsidiaries will hedge with the corporate treasury department the full amount of the estimated exposure, thereby eliminating the currency risk for the period of the hedge.  The corporate treasury hedges the net position in each currency with external forward operations or occasionally options.

Financial exposure

The Group’s general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency thereby limiting the exposure of its financial assets and liabilities to foreign exchange rate fluctuations.

Interest rate risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. In order to reduce this exposure, it enters into interest rate swaps, forward rate agreements and caps.

In accordance with corporate policies and procedures, the corporate treasury department manages the financings of the Group, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

Commodity risk

The Group is exposed to the variation in prices of certain metals, notably silver. This risk is covered with futures contracts.

4

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Thomson’s principal accounting policies are described in Note 2 above. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates. Also, different assumptions or conditions would yield different results. Thomson’s management believes the followings are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2006, the Group recognised depreciation expense amounting to € 183 million related to tangible fixed assets and amortization expense of € 148 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2006, the net carrying amount of PPE and intangible assets with finite useful lives amounted to € 813 million and € 804 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above.

The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value.

Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Impairment tests of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods.

These assumptions used by the Group for the determination of the recoverable amount are described in Note 14.

As of December 31, 2006 the net book value of goodwill and indefinite-lived intangible assets amounted to € 1,714 million and € 267 million, respectively.

Thomson performed an annual impairment test in 2006, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 above. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2006, the Group has recorded a € 143 million deferred tax liability and € 397 million of deferred tax assets reflecting management’s estimates.

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2006 the post-employment benefits liability amounted to € 572 million. The present value of the obligation amounted to € 756 million, the fair value of plan assets amounted to € 187 million and unrecognized prior service cost and held for sale reclassification amounted to € 3 million. For the year ended December 31, 2006, the Group recognized € 121 million of gain related to such liability including a curtailment gain of € 167 million.

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new entity, TCL-Thomson Electronics (TTE), in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date.

Thomson has assessed this capital gain as being the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

Although, in order to determine the fair value of the business given up, the Group’s management has used certain valuation techniques for which assumptions retained have impacted the fair value of the business given up and therefore the capital gain recognized, the Group set up a measurement process that has involved an external appraiser using several methodologies, of which one is based on external available information.

Provisions and litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. Refer to note 36 for a description of the significant legal proceedings and contingencies.

Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Deposit Shares evidencing such ordinary shares (the "Bonds"). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations under IFRS.

As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds.

The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson share closing prices and the exchange rate as of measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to € 45 million at inception. The change in fair value in 2006 required Thomson to recognize a net non cash financial gain amounting to € 6 million (comprising a gain of € 4 million and a foreign exchange gain of € 2 million).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

5

BRIDGE WITH FINANCIAL STATEMENTS RELEASED AS OF DECEMBER 31, 2005

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2006. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to December 31, 2005:

-

SME activities and Retail Decoders Europe business have been included in the scope of the AVA business as they are expected to be part of the disposal deal;

-

In the Tubes business, a small facility in Brazil was sold in September 2006 and some financial assets in December 2006.

5.1

Bridge for December 31, 2005 income statement

(€ in millions)	December 31, 2005 Released	IFRS 5	December 31, 2005 Actual
Continuing operations:
Revenues	5,691	(100)	5,591
Cost of sales	(4,322)	82	(4,240)
Gross margin	1,369	(18)	1,351

Selling, marketing, general and administrative expenses	(655)	17	(638)
Other income (expense)	(98)	2	(96)
Research and development expenses	(234)	7	(227)

Profit from continuing operations before tax and net finance costs	382	8	390

Finance costs – net	(54)	12	(42)

Share of profit (loss) from associates	(82)	-	(82)
Income tax	(70)	2	(68)
Profit (loss) from continuing operations	176	22	198

Discontinued operations:
Profit (loss) from discontinued operations	(749)	(22)	(771)

Net income (loss)	(573)	-	(573)

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

5.2

 Bridge for December 31, 2004 income statement

(€ in millions)	December 31, 2004 Released	IFRS 5	December 31, 2004 Actual
Continuing operations:
Revenues	6,036	(56)	5,980
Cost of sales	(4,634)	40	(4,594)
Gross margin	1,402	(16)	1,386

Selling, marketing, general and administrative expenses	(662)	9	(653)
Other income (expense)	(70)	1	(69)
Research and development expenses	(204)	3	(201)

Profit from continuing operations before tax and net finance costs	466	(3)	463

Finance costs – net	(29)	1	(28)

Share of profit (loss) from associates	(20)	-	(20)
Income tax	(93)	-	(93)
Profit (loss) from continuing operations	324	(2)	322

Discontinued operations:
Profit (loss) from discontinued operations	(885)	2	(883)

Net income (loss)	(561)	-	(561)

6

SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION

For the years ended December 31, 2006, 2005 and 2004, Thomson’s consolidated balance sheets and statements of operations include the accounts of all investments in subsidiaries, jointly controlled entities and associates (the main ones being listed in Note 39). The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.
	As of December 31,
	2006				2005				2004
	Europe (*)	France	US	Others	Europe (*)	France	US	Others	Europe (*)	France	US	Others
Number of companies:
Parent company and consolidated subsidiaries	82	33	27	66	78	40	27	63	69	37	27	60
Companies consolidated under the proportionate method	13	5	11	1	15	5	11	1	17	5	10	1
Companies accounted for under the equity method	-	3	2	1	-	3	2	2	1	3	2	3
Sub-total	95	41	40	68	93	48	40	66	87	45	39	64
Total	244				247				235

(*) Except France

Changes in 2006

(a)

Main acquisitions

•

On January 13, 2006, Thomson acquired the network services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems. These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately USD 37 million (equivalent to

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

€ 32 million at the date of transaction exchange rate), subject to an increase by up to USD 7 million (€ 5 million at the December 31, 2006 exchange rate) dependent upon the performance of this company in 2006 and 2007. Thomson consolidates this activity from January 13, 2006. Convergent reports in the Service Segment.

•

On January 26, 2006, Thomson took the control of 94% of Canopus (Japanese company listed on the Tokyo Stock Exchange) share capital for a total consideration of ¥ 12 billion (equivalent to € 87 million at the date of the transaction exchange rate). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was done in two steps. First step, on December 5, 2005, Thomson acquired 33% of the shares of Canopus Co., ltd via a private agreement. Second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, thus allowing the company to take control of additional 61% of Canopus share capital. The purchase price was partially paid in cash and by a delivery of 821,917 Thomson treasury shares. On August 11, 2006, Thomson acquired the 6% remaining shares for € 6 million and delisted this company from the Tokyo Stock Exchange. The company is fully consolidated from January 26, 2006. Canopus is included in the Systems Segment.

•

On June 23, 2006, Thomson acquired the remaining (16%) minority interests of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for € 2 million paid in cash. This acquisition follows an initial transaction made in 2004 by Thomson with the acquisition of 10% of the capital, and a second made in 2005 with the acquisition of 74% of the capital for € 7 million paid in cash. The total cost of the purchase amounts therefore to € 9 million.

The company is fully consolidated from June 17, 2005 and is included in the Technology Segment.

•

On July 3, 2006 Thomson acquired for € 17 million the 49% minority interest of VCF Thématiques. This acquisition follows an initial transaction made in October 2005 whereby Thomson had acquired 51% of the capital through of a capital increase of € 17 million.

The company has been fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of € 16 million as of December 31, 2005. VCF Thématiques is included in the Services Segment.

•

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (NOB CMF), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB) for a total consideration of € 17 million. This company delivers global consulting and managed services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in The Netherlands. NOB CMF has been consolidated from October 4, 2006 and is included in the Services Segment.

Due to the complexity of the businesses acquired, the identification and evaluation of purchased intangible assets frequently require external expert appraisals, which mean that the Group generally does not finalize purchase price allocations at the closing date. Consequently, for all the acquisitions mentioned above (except for the transaction with minority interests), the purchase price allocation exercise will be completed, as required, within 12 months of the acquisition, and so is not yet finalized.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The provisional fair values and the provisional goodwill arising from the transactions mentioned above are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value (provisional)
Net assets acquired
Property, plant and equipment	66	(12)	54
Intangible assets	-	15	15
Inventories	16	-	16
Trade receivables	16	-	16
Other assets	14	2	16
Bank and cash balances	26	-	26
Provisions	(6)	(2)	(8)
Trade payables	(17)	-	(17)
Other liabilities	(44)	-	(44)
Deferred tax liabilities	-	(8)	(8)
Total net assets acquired (*)	71	(5)	66

Purchase consideration (*)
Cost of acquisition			140
Direct costs relating to the acquisitions			6
Total purchase consideration paid			146

Goodwill (*) (provisional amount as of December 31, 2006)			80

(*)

Nextamp and VCF acquisition of minority interests not included.

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to December 31, 2006 is the following:

(€ in millions)	2006
Contribution in revenues (*)	103
Contribution in profit from continuing operations before tax and net finance costs (*)	3

(*)

Nextamp and VCF acquisition of minority interests not included

From January 1, 2006 until their related acquisition dates, these businesses had revenue of € 40 million and a profit from continuing operations before tax and net finance costs of € 2 million.

(b) Main disposals

•

In 2005, Thomson agreed to transfer to a German company Harman Becker its remaining optical technology assets and people in the first semester of 2006. The definitive sale was completed in March 2006.

•

In October 2006, Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (TCL Multimedia), a company listed on the Hong-Kong Stock Exchange and the parent company of TTE and TCL Corporation, to facilitate TTE's evolution in Europe, secure the continuation of activities at Thomson's Angers factory as well as resolve certain issues Thomson had with the existing contractual framework. In particular, this agreement provided for the termination of the right granted by Thomson to TTE to use the "Thomson®" trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to cancel the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 per cent. of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson's interest in TCL Multimedia is therefore no longer accounted for under the equity method as Thomson has no significant influence anymore. As of December 31, 2006, the remaining interest is classified as available-for-sale financial asset (Note 17).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Changes in 2005

 (a)

Main acquisitions

•

On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to € 4 million.  This acquisition has been accounted for using the purchase method. This company is fully consolidated from that date.

•

On March 14, 2005, Thomson acquired 33% control over ContentGuard Holdings, Inc., for an amount of USD 27 million. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under the proportionate consolidation method from that date.

•

On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, is expected to enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

The total purchase consideration amounted to € 146 million consisting of:

-

€ 81 million paid in cash at closing date

-

€ 65 million paid or to be paid in Thomson shares as follows:

•

2,351,648 shares delivered at closing date (€ 49 million)

•

712,498 shares to be delivered in different instalments from 2006 to 2008 and subject to certain price adjustments (€ 14 million)

•

87,074 shares to be delivered on June 30, 2006 and 2007 depending on earn-out conditions (€ 2 million).

Thomson may be required to make a subsequent payment in its shares to the sellers as compensation for any reduction below a threshold in the value of shares to be delivered. Thomson may also elect to pay part or all of the shares to be delivered in cash.

In addition a maximum number of 1,760,000 shares were granted at a cost of € 20.72 per share depending on retention conditions and vest 50% from July 1, 2006 until September 30, 2007 and 50% from July 1, 2007 until February 29, 2008. Such number of shares may decrease to cap to € 8.8 million the total possible gain for the stock holder for each of the two vesting dates.

The company is fully consolidated from March 29, 2005.

•

On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has a key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.

The total purchase consideration amounted to € 82 million consisting of:

-

€ 40 million paid in cash at closing date

-

€ 42 million to be paid in Thomson shares as follows:

•

1,050,878  shares to be delivered on April 20, 2006

•

1,050,878  shares to be delivered on April 20, 2007

Thomson may be required to make a subsequent payment in its shares to the seller as compensation for any reduction below a threshold in the value of shares to be delivered.

In addition a maximum number of 2,101,756 shares were granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 2006 and 50% in April 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder.

The company is fully consolidated from April 20, 2005.

•

On June 17, 2005, Thomson acquired 73% of Nextamp a French company specialized in the protection of video content with technologies known as watermarking for a total consideration of € 7 million paid in cash. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy. An additional 1 % has been acquired in September 2005.

The remainder of the 16% will be purchased at a later date and at the latest on June 30, 2006 at a price depending on the evolution of the results of the company in 2005. The purchase price will be also increased by the issuance of specific warrant ("Bons de Créateur d’Entreprise / BCE").

The total cost of the planned purchase is expected to amount to € 9 million.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

This acquisition follows a first instep by Thomson made in 2004 with the acquisition of 10% of the capital.

The company is fully consolidated from June 17, 2005 and the amount due to minority shareholders is recorded as a debt and the counterpart is a decrease in minority interests and an increase in goodwill.

•

On August 26, 2005, Thomson announced the acquisition of 100% of the American company Premier Retail Network Corporation, the leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers.

The purchase price amounted to USD 299 million paid in cash, including a normalized level of working capital. Premier Retail Network will be part of Thomson’s Network Services business unit in the Services Segment. The company is fully consolidated from August 26, 2005.

•

On October 27, 2005, Thomson acquired 51 % of VCF Thématiques. The investment took the form of a capital increase by € 17 million and allows Thomson and the previous owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day.

According to the shareholder’s agreement, Thomson may purchase and may be required to purchase the remainder of the 49% from June 2006, at a price depending on the evolution of the results of the company.

The company will be part of Thomson’s Network Services business unit in the Services Segment. The company is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder is recorded as a debt at an estimated amount of approximately € 16 million.

•

On December 31, 2005, Thomson purchased 100% of Thales Broadcast & Multimedia (TBM) for an amount paid of approximately € 133 million (of which € 64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is subject to adjustment depending on the level of working capital and cash measured as of the acquisition date, as determined in the contract. This acquisition follows the announcement of a strategic partnership between Thomson and Thales (a leading electronic group), specifically in the domain of high-video content management.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The fair values and the goodwill arising from the transactions mentioned above are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2005	Fair value adjustments of the current period	Fair value at acquisition
Net assets acquired
Property, plant and equipment	27	-	1	28
Intangible assets	4	129	21	154
Inventories	46	5	(4)	47
Trade receivables	110	2	(5)	107
Other assets	21	(5)	14	30
Bank and cash balances	61	1	-	62
Provisions	(24)	-	-	(24)
Trade payables	(89)	3	(1)	(87)
Other liabilities	(79)	20	(3)	(62)
Deferred tax liabilities	-	(50)	(6)	(56)
Total net assets acquired	77	105	17	199

Purchase consideration
Cost of acquisition				627
Direct costs relating to the acquisitions				7
Total purchase consideration paid				634

Goodwill				435

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to the year ended December 31, 2005 is the following:

(€ in millions)	Year ended December 31, 2005
Contribution in revenues	222
Contribution in profit from continuing operations before tax and net finance costs	15

In 2005 until their related acquisition dates, these acquisitions had revenue of € 299 million and a loss from continuing operations before tax and net finance costs of € 8 million.

(b) Main disposals

•

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group Videocon, a leader in consumer electronics in India, for a consideration of € 10 and committed to recapitalize the sold company with € 103 million in cash as of the transaction date and a further € 85 million at the first anniversary date.

•

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as certain related research and development and sales, marketing and administrative functions, to the Indian group, Videocon. Definitive agreement occurred on September 30, 2005. Thomson received a cash payment of € 240 million for its Tubes activities and technology. Thomson has also invested € 240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and home appliances. This investment was effected in the form of Global Depositary Receipt listed on the Luxembourg Stock Exchange.  The price is subject to adjustment clauses normal for this type of agreement.The shareholder agreement between Thomson and certain

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

shareholders of Videocon Industries, signed on September 30, 2005, provides certain rights and obligations among the parties, for so long as Thomson holds at least 3% of the outstanding shares of Videocon Industries.  Thomson may not transfer any shares until September 30, 2008, subject to certain exceptions, which are notably i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, ii) Thomson may enter into lending arrangements with respect to these shares, and iii) Thomson may sell up to 10% of its holding under various conditions.

The total impact of this disposal is a consolidated loss totalling € 97 million.

•

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, located at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

The definitive agreement was entered into on December 23, 2005. Thomson is committed to certain future payments to Rioglass that have been recorded in Thomson consolidated financial statements. The total impact of this disposal is a consolidated loss amounting to € 89 million (Note 12).

For all the disposals mentioned above, the carrying amounts of the net assets as of the date of disposal were as follows:

(€ in millions)	Carrying amount as of the date of disposal
Net assets disposed of
Property, plant and equipment	264
Intangible assets	1
Inventories	161
Trade receivables	169
Other assets	45
Bank and cash balances	225
Provisions	(77)
Trade payables	(200)
Financial liability	(12)
Other liabilities	(104)
Deferred tax liabilities	(4)
Total net assets disposed of	468

Disposal consideration
Cash consideration received	240
Deferred consideration	-
Total disposal price	240

Gain/ (loss) on share disposed of	(228)

(a)

Other 2005 changes

•

As part of the transaction with TCL Multimedia regarding the creation of TTE, Thomson entered into an exchange option agreement which enables Thomson to exchange its 33% investment in TTE against 29.32% in TCL Multimedia, the new parent of TTE. The exchange occurred on August 10, 2005. After this exchange, TCL Multimedia owns 100% of TTE.

This transaction has been analyzed as an exchange without commercial substance and therefore accounted for at carrying value. As for the investment in TTE, the investment in TCL Multimedia remains accounted for under the equity method.

The investment in TCL Multimedia is subject to a full lock-up period until July 2007. After that date, Thomson is allowed, depending on various conditions, to sell between 25% and 33% of its shares in 2007/2008 and between 25% and 33% of its shares in 2008/2009. After 2009, no lock-up clause will remain.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

7

 INFORMATION BY BUSINESS SEGMENTS AND BY GEOGRAPHIC AREAS

Business segments

Since January 1, 2005, Thomson has implemented a simple and flexible organizational and management structure with three segments based on its core Media & Entertainment activities. The three segments are:

•

Technology: development and monetization of technology

–

Research & Development

–

Licensing of patents and trademarks

–

Silicon solutions: IC design, Tuners and remotes

–

Software and Technology Solutions: Security, Imaging and Networking Software Services.

•

Systems:

–

Broadcast & Networks

–

Premise Systems comprising Access, Platforms & Gateways and Connectivity products

•

Services: this segment offers end-to-end management of services for our customers in the M&E industries in the following areas:

–

Physical media: DVD and DVD-ROM replication and distribution, film printing,

–

Electronic media: post production, Archiving, Media Asset Management, VoD, Digital Cinema

–

Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters.

The Group's remaining continuing but non-core activities including TCL manufacturing related activities are regrouped under Displays & Consumer Electronics Partnerships (referred to as Displays & CE Partnerships hereafter) segment.

Unallocated activities mainly comprising corporate functions are grouped under Corporate. Revenues to external customers generated by the Corporate segment corresponds to services billed to trading partners.

These segments are the basis on which the Group reports its primary segment information.

Geographical segments

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

The following comments are applicable to the three tables below:

-

The Technology, Systems and Services segments generate substantially all of their revenues respectively from royalties, sale of goods and sale of services.

-

The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.

-

The captions "Amortization of customer relationships" and "Other depreciation and amortization" converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-

The caption "Other non-cash expenses" includes mainly net variation of provisions without cash impact.

-

The caption "Profit (loss) from discontinued operations" is split by segment based on the initial reporting segment: the loss from AVA and related activities is disclosed in Systems, the loss related to the display business in Displays & CE Partnerships and the loss from the optical business in the Technology segment.

-

The caption "Other segment assets" includes advances to suppliers and to customers.

-

The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers. Segment assets do not include income tax assets.

-

The caption "Unallocated assets" includes mainly financial assets, current accounts with subsidiaries/associates, tax assets and assets available-for-sale.

-

The caption "Unallocated liabilities" includes mainly financial and tax liabilities and liabilities classified as held for sale.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

-

The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, tax, payables on acquisition of companies and payables to suppliers of fixed assets).

-

The caption "Capital expenditures" is before the net change in debt related to capital expenditure payables (In 2006, 2005 and 2004, amounting to € 4 million, € (19) million, € (5) million respectively).

-

"Displays & CE partnerships" are run largely as a contract manufacturing operation for the benefit of other Group entities and third parties.

Information by business segment

(€ in millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships (*)	Consolidation Adjustments	Total
	Year ended December 31, 2006
Income statement items
Revenues to external customers	547	2,684	2,489	27	107	-	5,854
Intersegment sales	32	21	1	110	25	(189)	-

Profit (loss) from continuing operations before tax and net finance costs	289	132	160	(77)	(25)	-	479
Out of which:
Amortization of customer relationships	-	(25)	(30)	-	-	-	(55)
Other depreciation and amortization	(18)	(87)	(257)	(6)	(1)	-	(369)
Other non-cash expenses	3	(19)	(41)	(15)	6	-	(66)
Share of loss from associates					(86)	-	(86)
Loss from discontinued operations	(7)	(114)	-	-	(17)	-	(138)

Balance sheet items
Assets
Operating segment assets	195	1,188	1,783	45	57	-	3,268
Goodwill	25	644	1,045	-	-	-	1,714
Other segment assets	170	280	474	1,009	118	-	2,051
Total segment assets	390	2,112	3,302	1,054	175	-	7,033
Interests in associates	4	-	-	1	7	-	12
Unallocated assets							1,073
Total consolidated assets							8,118

Liabilities
Segment liabilities	319	951	749	482	437	-	2,938
Unallocated liabilities							3,061
Total consolidated liabilities (without equity)							5,999

Other information
Capital expenditure	(37)	(110)	(135)	(6)	(2)	-	(290)
Capital employed	80	560	1,426	(67)	9	-	2,008

(*)

Displays & CE Partnerships result includes all Genlis’ plant result in 2006. If the same treatment had been applied as of December 31, 2005, Displays & CE Partnerships and Systems results would have been respectively decreased and increased by € 9 million.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(€ in millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships	Consolidation Adjustments	Total
	Year ended December 31, 2005
Income statement items
Revenues to external customers	546	2,262	2,487	40	256	-	5,591
Intersegment sales	38	10	1	113	1	(163)	-

Profit (loss) from continuing operations before tax and net finance costs	277	109	205	(79)	(122)	-	390
Out of which:
Amortization of customer relationships	-	(25)	(26)	-	-	-	(51)
Other depreciation and amortization	(13)	(59)	(300)	(4)	(15)	-	(391)
Other non-cash expenses	(3)	(47)	(25)	(26)	(43)	-	(144)
Share of loss from associates	-	-	-	-	(82)	-	(82)
Loss from discontinued operations	(39)	(41)	-	-	(691)	-	(771)

Balance sheet items
Assets
Operating segment assets	175	1,241	2,123	37	108	-	3,684
Goodwill	28	621	1,107	-	-	-	1,756
Other segment assets	130	465	460	818	127	-	2,000
Total segment assets	333	2,327	3,690	855	235	-	7,440
Interests in associates	4	3	-	-	197	-	204
Unallocated assets							1,216
Total consolidated assets							8,860

Liabilities
Segment liabilities	356	1,045	792	831	615	-	3,639
Unallocated liabilities							3,005
Total consolidated liabilities							6,644

Other information
Capital expenditure	(23)	(95)	(138)	(8)	(11)	-	(275)
Capital employed	22	555	1,745	(50)	76	-	2,348

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(€ in millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships (*)	Consolidation Adjustments	Total
	Year ended December 31, 2004
Income statement items
Revenues to external customers	498	2,054	2,338	23	1,067	-	5,980
Intersegment sales	41	11	2	144	5	(204)	-

Profit (loss) from continuing operations before tax and net finance costs	302	120	227	(75)	(111)	-	463
Out of which:
Amortization of customer relationships	-	-	(23)	-	-	-	(23)
Other depreciation and amortization	(4)	(55)	(271)	(15)	(28)	-	(373)
Other non-cash expenses	(4)	(59)	(22)	(46)	(70)	-	(201)
Sahre of loss from associates	-	-	-	-	(20)	-	(20)
Loss from discontinued operations	(30)	21	-	-	(874)	-	(883)

Balance sheet items
Assets
Operating segment assets	88	1,079	1,775	48	732	-	3,722
Goodwill	14	332	832	-	-	-	1,178
Other segment assets	132	386	461	1,536	286	-	2,801
Total segment assets	234	1,797	3,068	1,584	1,018	-	7,701
Interests in associates	5	3	-	-	252	-	260
Unallocated assets							594
Total consolidated assets							8,555

Liabilities
Segment liabilities	332	905	600	647	896	-	3,380
Unallocated liabilities							2,682
Total consolidated liabilities							6,062

Other information
Capital expenditures	(5)	(69)	(156)	(25)	(23)	-	(278)
Capital employed	(99)	441	1,539	(31)	415	-	2,265

(*)

Includes the TV business up to the sale date, July 31, 2004 for € 845 million in net sales.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Information by geographical area

(€ in millions)	France	Rest of Europe	US	Rest of Americas	Asia/Pacific	Total

December 31, 2006
Revenues to external customers (1)	1,494	1,244	2,318	441	357	5,854
Profit from continuing operations before tax and net finance costs (2)	166	48	178	39	48	479
Segment assets	2,362	967	2,799	392	513	7,033
Capital expenditure	(92)	(65)	(104)	(10)	(19)	(290)

December 31, 2005
Revenues to external customers (1)	1,313	1,098	2,483	402	295	5,591
Profit from continuing operations before tax and net finance costs (2)	189	95	38	29	39	390
Segment assets	1,905	1,157	3,522	410	446	7,440
Capital expenditure	(34)	(70)	(131)	(19)	(21)	(275)

December 31, 2004
Revenues to external customers (1)	1,382	1,066	2,902	362	268	5,980
Profit from continuing operations before tax and net finance costs (2)	257	129	43	33	1	463
Segment assets	2,009	1,420	3,012	435	825	7,701
Capital expenditure	(40)	(82)	(121)	(25)	(10)	(278)

(1)

Net sales and profit from continuing operations are classified by the location of the business that invoices the customer.

(2)

The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

8

SELLING, MARKETING, GENERAL, ADMINISTRATIVE EXPENSES AND OTHER INCOME (EXPENSE)

(€ in millions)	2006	2005	2004
Selling and marketing expenses	(289)	(268)	(321)
General and administrative expenses	(385)	(370)	(332)
Selling, marketing, general and administrative expenses	(674)	(638)	(653)
Other income (expense) (1)	52	(96)	(69)

 (1)

The line “Other income (expense)” includes

(a) for 2006:

•

Restructuring expenses of € 116 million (Note 28), notably French manufacturing plants in Displays & CE Partnerships amounting to € 72 million together with other restructuring in the Services segment and € 25 million of costs related to the French TV manufacturing activity for TCL Multimedia, including a loss in respect of the renegociation of subcontract manufacturing agreement.

•

US medical benefit curtailment gain for € 167 million mostly credited to the Displays & CE Partnerships segment (Note 27.2)

•

Gain on disposal of lands and buildings of € 25 million, notably relating to Systems and Services.

 (b) for 2005:

•

Restructuring expenses of € 49 million (Note 28)

•

Long-lived asset write-offs of € 16 million. In 2005, Thomson has assessed that the carrying values of certain non-current assets related to its Angers plant were above their recoverable value and therefore recognized a € 10 million charge.

(c) for 2004:

•

Goodwill impairment charges of € 12 million, relating (i) the Services segment for € 5 million and (ii) the Display and CE partnership activities for € 7 million.

•

Restructuring expenses of € 68 million (Note 28).

•

Long-lived asset write-offs of € 9 million.

9

RESEARCH AND DEVELOPMENT EXPENSES

(€ in millions)	2006	2005	2004
Research and development expenses gross	(346)	(282)	(212)
Capitalized development projects	88	65	21
Amortization of research and development intangible assets (*)	(36)	(22)	(18)
Subsidies	15	12	8
Research and development expenses net	(279)	(227)	(201)

(*)

A part of amortization expenses is recorded in “Cost of sales”.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

10

NET FINANCE COSTS

(€ in millions)	2006	2005	2004
Interest income	19	30	52
Interest expense (1)	(108)	(108)	(54)
Interest (expense) income, net (2)	(89)	(78)	(2)

Financial component of pension plan expenses	(33)	(29)	(35)
Other financial charges	(5)	(7)	(21)
Exchange profit (loss) (3)	9	(22)	21
Fair value on financial instrument (loss)	(11)	(8)	-
Change in fair value of the SLP USD convertible debt (4)	4	94	-
Other (5)	(75)	8	9
Other financial (expense) income, net	(111)	36	(26)

Total Finance costs – net	(200)	(42)	(28)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense.  The impact for our convertible bonds compared to the accounting treatment under French GAAP at actual rate is an additional interest charge of € 9 million and € 36 million for 2006 and 2005 respectively.

(2)

Prepaid bank fees on debts issuances are included, according to IAS 32 and 39 applied as from January 1, 2005 in accordance with the effective interest rate on debts. From 2005, prepaid bank fees are classified in “Interest expense” instead of “Other financial charges” (2004 classification) because of the effective interest rate method.

(3)

Including a € 2 million exchange gain related to the embedded derivative of the SLP USD convertible debt in 2006 compared to a € (11) million of exchange loss in 2005.

(4)

The SLP convertible bond contains an embedded derivative which is accounted for separately from the debt component of the bond.  The change in fair value of the option is reflected in Finance costs – net for the amount mentioned under this caption.

(5)

Includes € 70 million linked to the release of the TCL Multimedia lock-up period (Note 15), the loss on disposal of a portion of the Group's shares in TCL Multimedia and the resulting mark-to-market of remaining shares classified as available-for-sale financial asset (Note 17).

11

INCOME TAX

Income tax expense is summarized below:

(€ in millions)	2006	2005	2004
Current income tax
France	(19)	(8)	(21)
Foreign	(40)	(34)	(70)
Total current income tax	(59)	(42)	(91)
Deferred income tax
France	54	51	(78)
Foreign	5	(77)	76
Total deferred income tax	59	(26)	(2)
Total income tax expense on continuing operations	-	(68)	(93)

In 2006, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to zero compared to € (68) million in 2005.

The Group’s current tax charge amounted to € (59) million in 2006, compared with € (42) million in 2005. This tax charge is notably the result of current taxes due in the Netherlands, the United States (Screenvision joint-venture), Australia, Mexico and Canada and, as well as withholding taxes on income earned by our Licensing division, which, because of the existing tax losses, cannot be credited against taxes payable in the United States, and are partially credited against taxes payable in France, and therefore are booked as an income tax charge. In 2005, the current income tax charge amounted to € (8) million in France (reflecting withholding taxes on licensing revenue) and € (34) million abroad, mainly in the United Kingdom, Mexico, Australia, Canada and the Netherlands.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

In 2006, Thomson booked a net deferred tax income of € 59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. filed from 2001 to end of 2005, a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime was not renewed for the period starting January 1, 2006. Therefore, the last Regime tax return for the year 2005 was filed in January 2007. The impacts of the Regime are taken into account in the 2005 and previous years accounts. This Regime provided that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities more than 50% owned (the “Foreign Entities”). Within certain limits, the French Tax Code allowed for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allowed for the application of foreign taxes due in local jurisdictions and related to foreign entities more than 50% owned, to be applied as a credit to income taxes due in France.

In 2005, Thomson booked a net deferred tax charge of € (26) million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for € 51 million, and the derecognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

In 2004, the current income tax charge amounted to € 21 million in France (withholding taxes on licensing revenue) and € 70 million abroad, of which the U.K. accounts for € 17 million, Mexico for € 10 million, Australia for € 8 million and Netherlands for € 7 million.

In 2004, Thomson booked a net deferred tax liability of € 2 million. The recognition of deferred tax assets in respect of Thomson’s US operations amounted for € 83 million. A € 57 million allowance on deferred tax assets was booked in France because of the anticipated impact of the 2005 “Loi des Finances” which reduces the capital gains tax rates and also removes the ability of Thomson to offset capital losses (as opposed to current income losses) against applicable “long-term” revenues (notably Licensing revenues).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(a) Analysis of the difference between the theoretical and effective income tax rates

The following table shows reconciliation from the theoretical income tax expense – using the French corporate tax rate of 33.33 % as at December 31, 2006, December 31, 2005 and at December 31, 2004 –  to the reported tax expense. The reconciling items are described below:

(€ in millions)	2006	2005	2004
Net income/(loss)	55	(573)	(561)
Discontinued Operations	(138)	(771)	(883)
Income tax	-	(68)	(93)
Share of loss from associates	(86)	(82)	(20)
Pre-tax accounting income on continuing operations	279	348	435

Theoretical income tax using the statutory rate	(93)	(116)	(145)
Change in unrecognized deferred tax assets (1)	85	(6)	70
Tax credits	-	26	-
Effect of difference in tax rates (2)	16	47	30
Permanent differences	(2)	8	-
Withholding taxes not recovered (3)	(15)	(30)	(35)
Other, net (4)	9	3	(13)
Effective income tax on continuing operations	-	(68)	(93)
Pre-tax accounting income on continuing operations	279	348	435
Effective tax rate	-	20%	21%

(1)

In 2006, net change in unrecognized deferred tax assets relates primarily to the recognition of net deferred tax income of € 54 million in France notably due to the end of the Japanese withholding tax in future years. In 2005, change in unrecognized deferred tax assets relates primarily to a € (77) million write-off on the US perimeter offset by € 51 million recognition of deferred tax assets in France. In 2004, change in unrecognized deferred tax assets relates primarily to € 83 million recognition of deferred tax assets in the US.

(2)

In 2006 and 2005, this amount comprises respectively to € 11 million and € 41 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%). In 2004, it comprises € 23 million related to licensing revenue (taxed at 19% instead of 33.33%).

(3)

Withholding tax not recovered relates to withholding tax paid on licensing revenues not refunded through current income tax in France and in the USA.

(4)

In 2004, this amount comprises tax regularization on previous year in Italy and in United Kingdom.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(b) Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets
At January 1, 2004	317	(63)	254
Changes impacting 2004 result	(93)	91	(2)
Other movement (*)	77	(65)	12
Year ended December 31, 2004	301	(37)	264
Changes impacting 2005 result	33	(61)	(28)
Other movement (*)	45	(64)	(19)
Year ended December 31, 2005	379	(162)	217
Changes impacting 2006 result	29	28	57
Other movement (*)	(11)	(9)	(20)
Year ended December 31, 2006	397	(143)	254

 (*)

In 2006, this caption corresponds mainly to change in scope (€ (1) million) and currency translation adjustments (€ (13) million).
In 2005, this caption corresponds mainly to change in scope (€ (48) million) and currency translation adjustments (€ +24 million). In 2004, this caption corresponds mainly to change in scope (€ +11 million), currency translation adjustments (€ (18) million) and changes impacting 2004 discontinued activities (€ +12 million).

(c) Analysis of tax position by major temporary differences and unused tax losses and credits:

(€ in millions)	2006	2005	2004
Tax effect of tax loss carry-forwards	1,316	1,038	865
Foreign tax credit related to the Regime (1)	-	-	233

Tax effect of temporary differences related to:
Property, plant and equipment	(1)	28	100
Intangible assets	(103)	(80)	(26)
Investments and other non current assets	4	(6)	1
Inventories	9	4	6
Receivables and other current assets	(21)	(17)	8
Borrowings	20	22	7
Retirement benefit obligations	94	215	186
Restructuring provisions	14	13	22
Other provisions	57	71	34
Other liabilities	90	84	50
Total deferred tax on temporary differences	163	334	388

Deferred tax assets / (liabilities) before netting	1,479	1,372	1,486
Valuation allowances on deferred tax assets	(1,225)	(1,155)	(1,222)
Net deferred tax assets / (liabilities)	254	217	264

(1) Foreign tax credits are comprised of corporate taxes paid outside France and deductible from the Regime future income tax payable. As the Regime was not renewed in 2006, all those credits expired.

(d) Expiration of the tax loss carry forward

(€ in millions)
2007	43
2008	14
2009	14
2010	146
2011	149
2012 and thereafter	3,582
Total	3,948

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

12

DISCONTINUED OPERATIONS

For changes in the scope of discontinued operations between 2005 and 2006, refer to Note 5 above.

(a) Discontinued operations linked to the exit of Tubes and Display businesses

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon for a consideration of € 10 and committed to recapitalize the sold company with € 103 million in cash as of the transaction date and up to a further € 85 million one year after.

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass would take over its glass cathode ray tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France to set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

On December 23, 2005 Thomson sold the glass plant for € 1 and committed to certain payments to Rioglass linked to the reconversion of the Bagneaux site. Consequently, the total consolidated loss from the disposal of Videoglass in 2005 amounted to € 89 million.

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as some related research and development and sales, marketing and administrative functions, to the Indian group Videocon.

The definitive agreement was signed on September 30, 2005. Thomson received a cash payment of € 240 million for its Tubes activities and technology and reinvested a similar amount in shares in certain Videocon entities (Note 17).

In December 2005, Thomson shut down its component plant TTCF situated in Gray.

In the first quarter of 2006, Thomson agreed to transfer to a German Company its remaining optical technology assets and people. As a result, Thomson recorded under discontinued operations the results related to its optical business net of the estimated cost of exit and as held for sale all the assets and liabilities related to these operations in the Group balance sheet as of December 31, 2005. The respective loss from operations of discontinued optical business amounted to € 34 million in 2005 and € 28 million in 2004.

In the second half of 2006, a small facility in Brazil and some financial assets from the Tubes business have been sold.

(b) Discontinued operations linked to the exit of the Audio-Video and Accessories business

On December 12, 2005 Thomson announced its decision to sell its Audio/Video, Accessories and consumer marketing and sales activities (referred to as “AVA business” hereafter). As of December 31, 2006, these operations continue to meet the criteria for being classified as discontinued as events and circumstances extended the period to complete the sale beyond one year. The related assets and liabilities are presented as held for sale. The remaining retail businesses in Europe linked to the AVA business including the retail distribution of decoders are expected to be part of the disposal.

We have assessed that we meet the criteria of IFRS 5 allowing us to extend the one year period because we were imposed un-expected further conditions in Europe and actions have been taken accordingly and also because in the U.S. the change in the scope has made longer than planned the sale process of remaining assets and all necessary action to ensure a sale in 2007 have been undertaken at a reasonable price.

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. outside of Europe with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The results of these discontinued operations are as follows:

(€ in millions)	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total
Revenues	10	845	855	586	901	1,487	1,089	944	2,033
Cost of sales	(9)	(744)	(753)	(696)	(741)	(1,437)	(1,071)	(749)	(1,820)
Gross Margin	1	101	102	(110)	160	50	18	195	213
Expenses other than impairment of assets	(14)	(216)	(230)	(569)	(193)	(762)	(290)	(168)	(458)
Loss on impairment of assets	-	-	-	(10)	-	(10)	(595)	-	(595)
Loss from operations before tax and finance cost	(13)	(115)	(128)	(689)	(33)	(722)	(867)	27	(840)
Net interest expense (1)	(1)	1	-	(10)	(3)	(13)	(19)	(4)	(23)
Other financial expense	(3)	(4)	(7)	(24)	(7)	(31)	(30)	(1)	(31)
Income tax	-	(3)	(3)	(2)	(3)	(5)	16	(3)	13
Minority interests	-	-	-	-	-	-	(2)	-	(2)

Profit (loss) for the year from discontinued operations	(17)	(121)	(138)	(725)	(46)	(771)	(902)	19	(883)

(1)

Consisting of interest expense of € 1 million less interest income of € 1 million, interest expense of € 15 million less interest income of € 2 million, and interest expense of € 24 million less interest income of € 1 million for the periods ending December 31, 2006, 2005 and 2004 respectively.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2006 and as of December 31, 2005 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

(€ in millions)	Year ended December 31, 2006	Year ended December 31, 2005
	Assets and liabilities related to the AVA business	Assets and liabilities related to the displays and optical businesses (1)	Assets and liabilities related to the AVA business	Total
Goodwill and intangible assets	39	-	44	44
Property, Plant and Equipment	17	-	12	12
Other assets	5	-	10	10
Inventories	103	-	119	119
Accounts receivable and other receivables (2)	100	12	172	184
Total - Assets classified as held for sale	264	12	357	369

Provisions and Restructuring	30	35	28	63
Borrowings	6	-	3	3
Accounts payable and other liabilities	196	22	382	404
Total - Liabilities directly associated with assets classified as held for sale	232	57	413	470

(1)

The optical business has been sold in the first quarter of 2006.

(2)

In line with the exit strategy for the AVA business Thomson sold € 35 million trade receivables without recourse in 2006.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

13

PROPERTY, PLANT AND EQUIPMENT

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
At January 1, 2004
Cost	77	578	2,870	343	3,868
Accumulated depreciation	(1)	(225)	(1,902)	(87)	(2,215)
Net amount	76	353	968	256	1,653

2004
Opening net amount	76	353	968	256	1,653
Exchange differences	(2)	(5)	(30)	(9)	(46)
Acquisition of subsidiaries (2)	7	8	154	6	175
Additions	-	5	109	192	306
Disposals	(1)	-	(13)	(7)	(21)
Disposal of subsidiaries	(10)	(32)	(43)	(19)	(104)
Depreciation charge	-	(23)	(242)	(15)	(280)
Impairment loss	(3)	(121)	(338)	(112)	(574)
Other	(9)	(6)	65	(108)	(58)
Closing net amount	58	179	630	184	1,051

At December 31, 2004
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)
Net amount	58	179	630	184	1,051

2005
Opening net amount	58	179	630	184	1,051
Exchange differences	6	16	74	22	118
Acquisition of subsidiaries (2)	-	1	3	7	11
Additions	-	3	88	149	240
Disposals	(4)	(8)	(2)	(1)	(15)
Disposal of subsidiaries	(11)	(31)	(153)	(69)	(264)
Depreciation charge	-	(11)	(166)	(31)	(208)
Impairment loss	15	(29)	(50)	4	(60)
Reclassification as held for sale	-	(1)	(8)	(3)	(12)
Other	(13)	23	136	(121)	25
Closing net amount	51	142	552	141	886

At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)
Net amount	51	142	552	141	886

2006
Opening net amount	51	142	552	141	886
Exchange differences	(3)	(8)	(37)	(9)	(57)
Acquisition of subsidiaries (2)	8	23	30	-	61
Additions	-	2	92	81	175
Disposals	(18)	(24)	(3)	(6)	(51)
Disposal of subsidiaries	-	(1)	-	-	(1)
Depreciation charge	-	(11)	(152)	(20)	(183)
Impairment loss	-	-	(1)	-	(1)
Reclassification as held for sale	-	(2)	(3)	(1)	(6)
Other	-	9	49	(68)	(10)
Closing net amount	38	130	527	118	813

At December 31, 2006
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
Net amount	38	130	527	118	813

(1)

Includes tangible assets in progress.

(2)

This line item includes not only the impact of the acquisitions of the year as disclosed in Note 6 but also the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

14

GOODWILL AND OTHER INTANGIBLE ASSETS

(€ in millions)	Patents & trademarks	Customer relationships	Other intangibles (2)	Total intangible assets	Goodwill
At January 1, 2004
Cost	495	396	177	1,068	1,100
Accumulated amortization and impairment	(98)	(54)	(123)	(275)	-
Net amount	397	342	54	793	1,100

2004
Opening net amount	397	342	54	793	1,100
Exchange differences	(24)	(35)	(3)	(62)	(74)
Acquisition of subsidiary (1)	4	188	3	195	308
Disposal of subsidiary	-	-	(2)	(2)	(7)
Additions	13	3	52	68	-
Amortization charge	(12)	(35)	(31)	(78)	-
Impairment loss	-	-	-	-	(12)
Other	(3)	-	13	10	(137)
Closing net amount	375	463	86	924	1,178

At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization and impairment	(105)	(82)	(147)	(334)	(12)
Net amount	375	463	86	924	1,178

2005
Impact of first application of IAS 32/39 (3)	-	-	-	-	8
Opening net amount	375	463	86	924	1,186
Exchange differences	48	71	7	126	145
Acquisition of subsidiary (2)	27	76	50	153	431
Additions	23	-	81	104	-
Amortization charge	(25)	(52)	(48)	(125)	-
Reclassification as held for sale	(25)	(2)	(8)	(35)	(9)
Other	(5)	2	6	3	3
Closing net amount	418	558	174	1,150	1,756

At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)
Net amount	418	558	174	1,150	1,756

2006
Opening net amount	418	558	174	1,150	1,756
Exchange differences	(33)	(47)	(7)	(87)	(111)
Acquisition of subsidiary (2)	-	-	39	39	72
Additions	13	-	112	125	-
Depreciation charge	(19)	(54)	(75)	(148)	-
Reclassification as held for sale	1	-	(2)	(1)	-
Other	(4)	-	(3)	(7)	(3)
Closing net amount	376	457	238	1,071	1,714

At December 31, 2006
Cost	522	644	440	1,606	1,719
Accumulated amortization and impairment	(146)	(187)	(202)	(535)	(5)
Net amount	376	457	238	1,071	1,714

(1)   This line item includes not only the impact of the acquisitions of the year as disclosed in Note 6 but also the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

(2)   Includes capitalized development projects, software acquired or developed and acquired technologies on a standalone basis or as part of a business combination.

(3)   Commitment to purchase minority interests.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Patents, trademarks and customer relationships

For acquisitions, Thomson carries out a purchase price allocation, including an assessment of the value of intangible assets. For material amounts, Thomson relies on independent appraisals to determine the fair value of intangible assets. With respect to customer relationships, the valuation methodology used is generally based on the attributable discounted future cash flows expected to be generated by the existing customers portfolio at the acquisition date. With respect to trademarks, the valuation methodology used is based on the royalty relief method which could reasonably be paid by third-party licensees on similar trademarks.

Patents, trademarks and customer relationships consist mainly of:

•

Trademarks of Technicolor® (€ 171 million at December 31, 2006), Grass Valley® (€ 34 million at December 31, 2006), RCA® (€ 49 million at December 31, 2006) and THOMSON®.

•

Customer relationships of Technicolor (€145 million, remaining amortization period of 10 years), HNS (€ 125 million, remaining amortization period of around 5 years),  PDSC (€ 52 million), Premier Retail Network (€ 47 million), Screenvision Europe (€ 17 million), Southern Star Duplitek (€ 24 million) and Vidfilm (€ 26 million).

Impairment of goodwill and trademarks

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (referred to as “goodwill reporting units” thereafter). Thomson identified six goodwill reporting units that are tested annually for impairment. All the goodwill reporting units except for the Technology unit, represent a level below the business segment of the Group, which is the lowest level at which the Goodwill is monitored by the Executive Committee for management purposes:

•

In the Services segment, 3 goodwill reporting units were identified: DVD activities, Film & Content Services and Network Services.

•

In the Systems segment, 2 goodwill reporting units were identified: Access Platforms & Gateways and Broadcast & Networks (“Grass Valley”).

•

The Technology segment is considered as a single goodwill reporting unit.

Trademarks are considered to have indefinite useful lives. Consequently, they are tested annually for impairment. For the purpose of this test, trademarks are tested on a stand-alone basis by calculating their fair value. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the estimated value of the trademark is the present value of the royalties saved by the Group. This method is commonly used to estimate the fair value of trade names.

In order to perform the annual impairment test, the Group uses the following assumptions to determine the recoverable amount of the reporting units:

	Services			Systems
	DVD Services	Film & Content Services	Network operation services	Access Platform & Gateways	Broadcast & Networks
Method used to determine the recoverable amount	Value in use & Royalty relief method for trademark	Value in use & Royalty relief method for trademark	Value in use	Value in use	Value in use & Royalty relief method for trademark
Description of key assumptions	Budget & cash flow projections, Trademark royalty rate	Budget & cash flow projections, Trademark royalty rate	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections, Trademark royalty rate
Period for projected future cash flows	5 years	5 years	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	0%	3%	3%	3%	3%
Post-tax discount rate applied - As of September 30, 2006 (1)	9.0%	9.0%	9.0%	9.5%	9.0%
- As of September 30, 2005	9.5%	9.5%	9.5%	9.5%	9.5%
- As of December 31, 2004	9.5%	9.5%	9.5%	9.5%	9.5%

(1) The corresponding pre-tax discount rates are within a range from 11.2% to 11.6%.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

	Services			Systems		Technology	Other	Total
(€ in millions)	DVD Services	Film & Content Services	Network Services	Access Platform & Gateways	Broadcast & Networks	Software and Technology Solutions
	As of December 31, 2006
Gross amount of goodwill	500	295	255	289	355	25	-	1,719
Impairment			(5)					(5)
Net amount of goodwill	500	295	250	289	355	25	-	1,714
Net amount of trademarks (1)	178				34		55	267

	As of December 31, 2005
Gross amount of goodwill	544	314	254	294	327	28	-	1,761
Impairment	-	-	(5)	-	-			(5)
Net amount of goodwill	544	314	249	294	327	28	-	1,756
Net amount of trademarks (1)	197		-	-	38		58	293

	As of December 31, 2004
Gross amount of goodwill	474	292	71	122	206	-	25	1,190
Impairment	-	-	(5)	-	-		(7)	(12)
Net amount of goodwill	474	292	66	122	206	-	18	1,178
Net amount of trademarks (1)	165		-	-	33		45	243

(1)

Trademarks included in each unit are:

•

Technicolor® (used both in the DVD Services and in the Film & Content Services reporting units) and The Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;

•

Grass Valley® for the “Broadcast & Networks” reporting unit.

•

THOMSON® and the license to use the RCA® trademark in other.

In 2006 and 2005, no goodwill impairment has been recognized.

In 2004, the following goodwill impairments have been recognized:

-

€ 7 million of goodwill write-off relating to the Chinese company responsible for Thomson then-TV activity at the date of transfer of its TV assets to TTE because goodwill was not part of transferable assets to TTE.

-

€ 5 million of goodwill impairment relating to the Screenvision Europe activity within Services, in the line item “Selling, marketing, general, administrative expenses and other income (expense)”.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

15

INVESTMENTS IN ASSOCIATES

(€ in millions)	Period ended December 31,
	2006	2005	2004
Beginning of the year	204	260	11
Acquisition of associates	-	-	279
Share of (loss)/profit before impairment on associates	(56)	(19)	(2)
Impairment charge on associates (3)	(30)	(63)	(18)
Foreign exchange differences	2	30	(10)
Disposal (1)	(37)	-	-
Other equity movements (2)	(71)	(4)	-
End of the year	12	204	260

(1)

On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 per cent of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson's interest in TCL Multimedia is therefore no longer accounted for under the equity method as Thomson has no significant influence anymore. As of December 31, 2006, the remaining interest is classified as available-for-sale financial asset.

(2)

Following the transaction above, the investment in associate has been reclassified to available-for-sale financial asset.

(3)

For the year ended December 31, 2006, 2005 and 2004, Thomson’s management determined that triggering events occurred because the market value of its investment in TCL Multimedia and TCL Corporation was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment. In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. As a result of these impairment tests, Thomson recognized € 30 million, € 63 million and € 18 million impairment losses for the years ended December 31, 2006, 2005 and 2004, respectively, on the carrying amount of its investment in TCL Multimedia. These losses have been included in the caption "Share of profit (loss) from associates".

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets			Group’s share of associates’ profit (loss)
	December	December 31, 2006	December 31, 2005	December 31, 2004	2006	2005	2004
		(€ in millions)
TCL-Thomson Electronics / TCL Multimedia (*)	-	-	193	249	(86)	(82)	(20)
CTE El Athir (Tunisia)	30.0%	4	4	3	-	-	-
EasyPlug, S.A.S. (France)	50.0%	3	3	3	-	-	-
Techfund Capital Europe (France)	20.0%	4	2	3	-	-	-
Others (less than € 2 million individually)		1	2	2	-	-	-
Total		12	204	260	(86)	(82)	(20)

 (*)

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson held 33% and TCL 67%. Thomson contributed its industrial TV assets. Thomson had neither control nor joint control of TCL-Thomson Electronics and accounted for its investment in TCL-Thomson Electronics under the equity method from July 31, 2004. The TV activity before July 31, 2004 was presented under full consolidation method. Thomson accounted for the contribution of its TV business as a disposal and booked the 33% interest in TCL-Thomson Electronics as an acquisition. Pursuant to the transaction, Thomson exchanged on August 10, 2005 its 33% investment in TCL Thomson Electronics for 29.32% (1,144,182,095 shares) of TCL Multimedia (formerly TCL International) listed in Hong Kong. Because the exchange of shares had no commercial substance, the new shares received were substituted to the previous shares without impact on the financial statements at exchange date. As stated above, following the loss of our significant influence over TCL Multimedia, Thomson ceased to account for its investment in TCL Multimedia using the equity method on November 3, 2006 and accounts for this investment since this date as an available-for-sale financial asset.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

16

INTEREST IN JOINT VENTURES

Screenvision Europe and Screenvision US represent the main interests of the Group in jointly controlled entities. The joint ventures’ contribution to the Group’s balance sheet and income statement items is summarized below:

(€ in millions)	Period ended December 31,
	2006	2005	2004
Balance Sheet
Total current assets	72	71	59
Total non-current assets	92	102	85
Total current liabilities	84	89	75
Total non-current liabilities	11	12	10

Income Statement
Revenues	111	97	84
Expenses	(106)	(93)	(83)
Contribution to the Group’s income for the period	5	4	1

17

INVESTMENTS AND FINANCIAL ASSETS AVAILABLE-FOR-SALE

(€ in millions)	Investments in:
	Listed securities	Unlisted securities (1)	Total
January 1, 2004	14	111	125
Acquisitions	24	22	46
Disposals	-	(50)	(50)
Foreign Exchanges differences	(2)	(6)	(8)
December 31, 2004	36	77	113
Impact of first application of IAS 32/39 (2)	26	-	26
January 1, 2005	62	77	139

Acquisitions (3)	241	25	266
Disposals (4)	(59)	-	(59)
Fair value adjustment (5)	(9)	-	(9)
Impairment recorded through income	(3)	(8)	(11)
Foreign Exchanges differences	3	12	15
December 31, 2005	235	106	341

Acquisitions	2	7	9
Disposals (4)	(34)	(80)	(114)
Fair value adjustment (5)	(2)	-	(2)
Impairment recorded through income (7)	(31)	-	(31)
Foreign Exchanges differences	(1)	(7)	(8)
Other (6)	78	(7)	71
December 31, 2006 (8)	247	19	266

(1)

This caption includes minority positions in unquoted companies strategic to the Group, including a preference share investment totalling € 84 million at December 31, 2005. This investment was sold in 2006.

(2)

Available-for-sale assets are recognized at fair value with any change in value recorded in shareholders' equity. When there is a decrease in value assessed as other than temporary the Group recognizes an impairment charge in earnings.

(3)

In 2005, mainly acquisition of Videocon Industries shares in relation with the exit of our Tubes activity.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(4)   In 2006, this amount includes the disposal of part of the Group's investments in Videocon. In 2005, this amount includes € (15) million of previous year fair value adjustments recognized on investments that have been sold.

(5)

This caption includes fair value adjustments recorded directly in equity for € (2) million in 2006 and € (9) million in 2005.

(6)

This mainly relates to TCL Multimedia shares classified as available-for-sale and previously accounted for under the equity method before the sale of a portion of the Group's shares in TCL Multimedia (Note 15).

(7)

As of December 31, 2006 Thomson assessed that the loss in value of its investment in TCL Multimedia is other than temporary and recognized an impairment charge amounting to € 31 million, being the difference between the carrying value and the market value of this investment at closing date.

(8)

As of December 2006, the amount of investments available-for-sale consists of the investment in Videocon securities for € 206 million and the interest in the TCL Multimedia for € 40 million.

18

CONTRACT ADVANCES

(€ in millions)	2006	2005	2004
Technicolor
Net amount of customer advances at year-end	124	163	164
Including amortization booked during the year	(74)	(131)	(134)

Screenvision (US and Europe)
Net amount of customer advances at year-end	5	10	15
Including amortization booked during the year	(20)	(16)	(10)

Total net contract advances at year-end	129	173	179

19

INVENTORIES

(€ in millions)	2006	2005	2004
Raw materials	127	129	149
Work in progress	48	45	52
Finished goods and purchased goods for resale	235	209	428
Sub-total	410	383	629
Less: valuation allowance	(44)	(50)	(61)
Total	366	333	568

As of December 31, 2006, 2005 and 2004 the accumulated depreciation includes respectively € 3 million, nil and € 11 million of write-down recognized within the framework of restructuring plans.

The European “Restriction of Hazardous Substances (RoHS)” Directive places restrictions on lead and certain other substances contained in specified electronic products, including some of the Group products sold in the European Union after June 2006 (within the Systems segment).

The cost of compliance with this directive for some products mainly made by Grass Valley cannot be precisely determined before the member states issue their final implementation guidance and the Commission publishes its final ruling on some remaining requests for exemptions currently under review. At December 31, 2006, manufacturers are awaiting decisions from the Commission to several Requests for Exemptions filed in 2005 and 2006 including notably the general category of Last Time Buy (LTB) components or specialized LTB assemblies. The Group anticipates a satisfactory resolution to the LTB issue. Failure to obtain these exemptions would mean limited additional cost of redesign for Grass Valley as most products have already been redesigned in compliance with RoHS.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

20

TRADE ACCOUNTS AND NOTES RECEIVABLE

(€ in millions)	2006	2005	2004
Trade accounts and notes receivable (1)	1,054	1,351	1,222
Less valuation allowance	(36)	(36)	(42)
Total	1,018	1,315	1,180

(1)

Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 153 million,€ 143 million and € 230 million as of December 31, 2006, 2005 and 2004, respectively (see also note 34).

21

OTHER CURRENT AND NON-CURRENT ASSETS

(€ in millions)	2006	2005	2004

Financial non-current assets	21	25	39
Income tax receivables	74	79	52
Prepayments on employees benefits (1)	1	65	43
Other non-current assets	14	13	2
Total other non-current assets	110	182	136

Value added tax receivable (2)	70	133	100
Other taxes receivable	10	8	8
Subsidies	12	11	19
Prepaid expenses	67	56	44
Other current assets (3)	376	436	445
Total other current assets	535	644	616

(1)

The decrease is related to US medical benefit curtailment gain (Note 27)

(2)

The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group's business.

(3)

As of December 31, 2006, 2005 and 2004, other current assets include :

(i)

€ 121 million, € 113 million and € 110 million of accrued royalty income, respectively;

(ii)

€ 2 million, € 7 million and nil of prepaid employee benefits obligation, respectively;

(iii)

Nil in 2006 and 2005 and € 114 million of hedge reevaluation suspense asset in 2004. From 2005, this asset is now accounted for as a derivative financial instrument and presented separately (Note 24).

22

CASH AND CASH EQUIVALENTS

(€ in millions)	2006	2005	2004
Cash	346	376	517
Cash equivalents	965	620	1,331
Total	1,311	996	1,848
Of which restricted cash deposits (1)	56	66	55

 (1)

Mainly deposits of € 55 million, € 50 million and € 55 million at December 31, 2006, 2005 and 2004 respectively by TCE Television Taiwan guarantee loans to Thomson for the same amounts and at December 31, 2005 a € 16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

The average interest rate on short-term bank deposits was 2.73% (2005: 2.31%; 2004: 1.41%); these deposits generally have a maturity of less than 1 month.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

23

SHAREHOLDERS’ EQUITY

(a) Common stock and additional paid-in capital

As of December 31, 2004, 12,471,369 BASA at € 1 each had been subscribed by shareholders. Each BASA gave the right to subscribe one Thomson share at € 16 from March 1, 2006 to June 30, 2006. During the conversion period from March 1 to June 30, 2006 a total number of 563,264 bonds were converted into new Thomson shares.

The Board meeting of July 25, 2006 decided subsequently to increase the capital stock by € 2,112,240 to € 1,027,017,360 and additional paid in capital increased by € 6,899,984. At December 31, 2006 the share capital comprised 273,871,296 shares with a nominal value of €3.75 each.

	December 31, 2006	December 31, 2005	December 31, 2004
Outstanding number of shares	273,871,296	273,308,032	273,308,032
Nominal value in €	3.75	3.75	3.75
Thomson share capital in €	1,027,017,360	1,024,905,120	1,024,905,120

(b) Treasury shares

	December 31, 2006	December 31, 2005	December 31, 2004
Number of Treasury shares at opening	16,356,540	3,082,766	6,373,070
Movements of the period
purchased in the period	-	15,626,318	4,157,010
delivered	(3,712,087)	(2,352,544)	(141,838)
cancelled	-	-	(7,305,476)
Number of Treasury shares held at closing	12,644,453	16,356,540	3,082,766
Shares sold but not yet delivered (Inventel and Cirpack) (*)	(2,568,400)	(3,623,828)	-
Number of Treasury shares held adjusted with shares to be delivered	10,076,053	12,732,712	3,082,766
Treasury stock at cost (€)	225,305,043	238,982,228	55,307,575

(*) adjusted to potential additional shares.

These treasury shares were acquired pursuant to the following transactions as authorized by the Board of Directors:

•

Pursuant to the authorization of May 7, 2004 and May 10, 2005, the group repurchased 15,626,318 treasury shares during 2005 for a cost of € 292 million.

•

A total of 2,351,648 shares was delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel (Note 6) and 896 shares were delivered in December 2005 due to conversions of convertible bonds. In 2006, 3,712,087 shares were delivered out of which 821,917 shares as part of the consideration paid for Canopus, 1,349,606 for Cirpack and 1,315,221 for Inventel.

(c) Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of € 500 million.  Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of € 492 million (issue price less offering discount and fees). The notes can be called at Thomson's option at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest rate starting September 25, 2015 is the 3 month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent general meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

The notes have a specific provision if there is a change of control and Thomson's senior rating is reduced by one full notch by either Moody’s or S&P such that the reduction results in a rating below

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

investment grade. Thomson can redeem the bond at no penalty; however should Thomson decide not to redeem, an additional margin of 5% is added to the interest rate of the coupon.

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Thomson at that time.

(d) Dividends and distributions

In 2005 and 2004, Thomson paid to its shareholders a total dividend of € 77 million and € 71 million respectively, representing € 0.285 and € 0.26 per share respectively.

In 2006, Thomson distributed to its shareholders € 78 million representing € 0.30 per share. The 2006 payment of the distribution of a portion of additional paid in capital eliminated the option to defer the September dividend on the subordinated perpetual notes referred to above. Of the dividend thereby paid, € 7.7 million was accounted for as an additional distribution in respect of the 2005 financial period, € 21 million for the period January 1, 2006 until September 25, 2006. The whole amount (€ 29 million) was deducted from the equity as of December 2006.

At Thomson’s Board of Directors held on February 13, 2007 a motion was adopted to propose at the Annual shareholders' meeting to be held in May 2007 a distribution of € 0.33 per share. The payment of the proposed distribution would eliminate the option to defer the dividend on the subordinated perpetual notes referred to above. Of the dividend thereby payable, € 7.7 million would be accounted as an additional distribution in respect of the 2006 financial period.

(e) Minority interests

In 2005, the decrease of the minority interests is due mainly to the reclassification of minority interests into financial debt when Thomson grants a put on shares to minority interests.

In 2006, there is no significant change on minority interests.

(f) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity.  At January 1, 2005, € 15 million was recognized; this amount was removed from equity during 2005 and included in the profit and loss during the period as the hedged transactions were recorded.  At December 31, 2005, € 4 million was recognized in equity and removed in 2006 from equity and included in 2006 profit and loss.  At December 31, 2006 € (2) million in losses on hedging instruments was recognized in equity.

24

DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below.  Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value was determined by independent financial institutions.  The fair value of forward exchange contracts and currency swaps are computed by discounting the difference between the contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(€ in millions)	December 31, 2006		December 31, 2005		January 1, 2005 (*)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	2	-	1	-	-	-
Interest-rate swaps – fair value hedges (1)	5	13	-	11	11	-
Equity options (Silver Lake bond conversion option)	-	38	-	46	-	122
Total non-current	7	51	1	57	11	122
Forward foreign exchange contracts- cash flow and fair value hedges	5	9	5	6	16	15
Forward foreign exchange contracts- not designated as hedges (2)	2	1	-	4	99	-
Currency options	1	-	2	-	-	-
Equity derivatives - fair value hedges	-	-	-	-	-	19
Equity options	-	-	1	-	-	-
Other options (3)	-	-	1	-	-	-
Total current	8	10	9	10	115	34
Total	15	61	10	67	126	156

(*)

First Application of IAS 32 and 39 starting with January 1, 2005.

(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2006 was € 822 million all of which were long term (December 31, 2005: €1,257 million). At December 31, 2006, the fixed interest rates vary from 4.13% to 6.47% (at December 31, 2005, from 2.12% to 6.11%) and the floating rates are based on $-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is recognized in income.

(3)

Option to purchase an equity participation in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked to market carrying values shown in the table above, that is, € 15 million at December 31, 2006, € 10 million at December 31, 2005 and € 126 million at January 1, 2005.

25

BORROWINGS

The tables below present information concerning Thomson’s debt at December 31, 2006 compared to previous years.  Because of the adoption of IAS 32 and 39 as from January 1, 2005 and in order to show comparable figures, the 2004 debt situation is that shown as of January 1, 2005, prepared under IFRS, rather than as of December 31, 2004 which was prepared under French GAAP.

25.1

Analysis by nature

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005
Debt due to financial institutions	2,116	1,046	783
Convertible/exchangeable bond (October 2000)	-	677	638
Convertible/exchangeable bond (March 2002)	12	12	604
Convertible/exchangeable bond (September 2004)	352	382	320
Bank overdrafts	111	123	29
Other financial debt (1)	61	81	177
Accrued interest	17	1	-
Total non-current	1,393	858	1,540
Total current	1,276	1,464	1,011
Total	2,669	2,322	2,551

(1)

Includes minority interests having a put on Thomson which is classified as debt for an amount of € 16 million as of December 31, 2006 (€ 36 million as of December 31, 2005).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

25.2

Convertible bonds

(€ in millions)	Curr.	Nominal amount issued	Original maturity	Yield to Maturity (%)	Effective rate (%)	Debt component outstanding at December 31, 2006 (1)	Debt component outstanding at December 31, 2005 (1)
Convertible/exchangeable bond (October 2000)	EUR	812	2006	2.75%	7.09	-	677
Convertible/exchangeable bond (March 2002)	EUR	600	2008	1.00%	7.49	12	12
Convertible/exchangeable bond (September 2004)	USD	500	2010 (2)	3.00%	5.70	352	382

(1)

Excluding the option component.

(2)

The investor has a put from September 2008.

•

In October 2000, Thomson issued convertible/exchangeable bonds in an amount of €812 million. The bonds carried a 1% coupon and had a 2.75% yield to maturity. The initial exercise price was €72.67 which accreted to €79.71 at maturity.  Thomson repurchased bonds in the open market in 2002 and 2004 after which the nominal amount outstanding was € 611 million. The bonds were repaid in full on January 2, 2006 for an amount of € 677 million including the accrued interest premium of €59 million and the final coupon of € 6 million.

•

On March 12, 2002, Thomson issued convertible/exchangeable bonds in an amount of € 600 million. Bondholders have the option from March 12, 2002 to convert one bond against one Thomson share (existing or new shares) at an exercise price of €40.50. The bonds were redeemable on January 1, 2005, at the option of the bondholders at par plus accrued interest. Of the original € 600 million, € 587 million were redeemed. Due to this early redemption the amount of the bonds outstanding as of December 31, 2006 was € 13 million (of which the debt component in accordance with IFRS was € 12 million).

•

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partners LLC in an amount of USD 500 million (cash flows of the bonds are denominated in a currency other than euro, Thomson’s functional currency). Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at an original conversion price of $21.66 per share.  The conversion price is subject to adjustment notably for dividends. The current conversion price is $20.85.  If exercised, the shares issued upon conversion or exchange are subject to certain sale restrictions. Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008, upon written notice to Thomson.

Under IAS 32, the conversion option and the debt component are recognized at fair value at inception. Since these bonds are denominated in US dollars (and not in Thomson's functional currency) and convertible or redeemable into new or existing shares denominated in euros and/or redeemable in cash, the option component of the convertible bonds had to be accounted for separately as a derivative financial instrument rather than as equity. Subsequent changes in the fair value of the conversion option are charged to finance costs. The value of the conversion option is accounted for within non current derivative financial instruments (€ 38 million as of December 31, 2006).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

25.3

Debt due to financial institutions - Private Placement

Currency	Amount (€ millions)	Type of rate	Average Nominal rate	Average Effective rate
USD	612	Fixed	5.42%	5.50%
USD	190	Floating	5.55% (1)	5.57% (1)
GBP	51	Fixed	6.11%	6.14%
EUR	100	Fixed	3.65%	3.65%
Total	953

(1)

Rate as of December 31, 2006

In June and December 2003, Thomson issued senior notes in a total amount of USD 406 million and GBP 34 million respectively (€ 308 million and € 51 million respectively at the December 31, 2006 exchange rate) that were sold privately to institutional investors in the U.S. and U.K. In May 2006, Thomson issued an additional USD 450 million in senior notes (€ 342 million at the December 31, 2006 exchange rate) and in October and December 2006 Thomson issued USD 200 million (€ 152 million at the December 31, 2006 exchange rate) and €100 million respectively.

25.4

French commercial paper program

In June 2005 Thomson launched a French commercial paper program in order to increase its short term borrowing capacity. The program is rated A-3 by Standard & Poor’s.  At December 31, 2006 € 634 million was outstanding under this program.

25.5

Main features of the Group's borrowings

(a) Maturity

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005
Total current debt (less than one year)	1,276	1,464	1,011
Between 1 and 3 years	123	21	817
Between 3 and 5 years	611	515	13
Over 5 years	659	322	710
Total non-current debt	1,393	858	1,540
Total debt	2,669	2,322	2,551

The convertible bond issued to Silver Lake Partners (in an amount of €352 million at December 31, 2006) has a maturity of September 16, 2010 (and is shown above as being due between 3 and 5 years) but the investor has a put from September 16, 2008.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt under one year being considered as floating. The amounts shown are those reflected in Thomson's consolidated financial statements and include principal and accrued interest at December 31, 2006.

(€ in millions)	Amounts at December 31, 2006 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,518	643	508	2,669
Effect of interest rate swaps	519	(149)	(370)	-
Net	2,037	494	138	2,669

 (c) Effective interest rates at year-end

	December 31, 2006	December 31, 2005	January 1, 2005
All borrowings (including impact of interest rate swaps):	4.60%	4.89%	5.51%
Of which convertible bonds:	5.76%	6.60%	6.81%

(d) Carrying amounts and fair value of borrowings (refer to Note 26 (f))

(e) Analysis of borrowing by currency

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005
Euro	1,258	1,398	1,463
US Dollar	1,228	830	837
Other currencies	183	94	251
Total debt	2,669	2,322	2,551

(f) Undrawn credit lines

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005
Undrawn, committed lines expiring in greater than one year	1,350	1,750	1,750
Undrawn, uncommitted lines (1)	838	781	767
Receivables sales agreement in North America	-	-	147

 (1) The amount shown is the full amount less borrowings only under the line; the uncommitted lines were also used at each year-end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

The Group has a committed credit line of € 1.75 billion, maturing in June 2010/2011, of which € 1.35 billion was undrawn at December 31, 2006; the undrawn amount however serves as back-up to the Group’s French commercial paper program of which € 634 million was outstanding as of December 31, 2006. Thomson cancelled its receivables sales agreement in North America (securitization program) in March 2005.

(g) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation: the senior notes issued privately to institutional investors in a total amount of € 953 million and a € 36 million Mexican capital lease.  These financings are subject to two financial covenants:  (i) maintenance of a minimum ratio of profit from continuing operations and before tax,

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. Following renegotiation in June 2005, the Group's € 1.75 billion credit facility is no longer subject to financial covenants.

As of December 31, 2006, Thomson complies with all of these covenants.

26

FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

As indicated in Note 3, the Group uses financial instruments to manage its exposure to currency and interest rate and commodity price risks incurred in the normal course of business.

(a) Foreign currency exposure and commodity exposure

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Forward exchange contracts (including currency swaps)
Euro	486	1,229	1,873
Pound sterling	165	144	183
Hong Kong dollar	21	31	22
Mexican pesos	15	12	33
Singapore dollar	28	40	26
US dollar	652	599	577
Polish zloty	7	106	88
Other currencies	64	42	35
Total forward currency purchases	1,438	2,203	2,837

Euro	(823)	(813)	(785)
Canadian dollar	(37)	(19)	(52)
Pound sterling	(125)	(58)	(152)
Japanese yen	(85)	(25)	(29)
US dollar	(311)	(1,099)	(1,561)
Polish zloty (*)	(20)	(120)	N/A
Other currencies	(40)	(75)	(159)
Total forward currency sales	(1,441)	(2,209)	(2,738)

Forward metal purchases	2	-	8
Forward metal sales	(9)	-	-

Currency options contracts purchased
Put US dollar/Call Euro	76	75	-
Call US dollar/Put Euro	91	-	-
Total	167	75	-

Deferred hedging gains (losses) related to forecast transactions	(2)	3	(2)

(*) included in ”Other currencies” in 2004

In order to match the currencies that Thomson borrows with the currencies that are lent to subsidiaries/associates, the corporate treasury department enters into currency swaps primarily to convert euro borrowings into US dollar which are lent to the Group’s US subsidiaries/associates.  At the December 31, 2006 exchange rate, there was a mark to market currency gain on these swaps of € 1 million. This amount is recognized in the Group’s finance costs as an exchange gain and offsets the exchange loss on the revaluation in Euro of intercompany loans and advances in foreign currency made by treasury.  In the balance sheet the mark to market value of these swaps is recognized in Financial Derivatives and offsets the decrease in the Euro value of the foreign currency intercompany loans and advances.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(b) Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US dollar against the euro. The table below shows the impact of a 1% increase in the US dollar versus the euro on the Group’s sales, on its Profit from continuing operations before tax and net finance costs and on the currency translation adjustment component of equity.

(€ in millions)	Transaction	Translation	Total
Sales	4	28	32
Profit from continuing operations before tax and net finance costs	2	2	4
Equity Impact (Cumulative translation adjusment)	N/A	N/A	12

(c) Interest rate exposure

The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2006
(€ in millions)	2007	2008	2009	2010	2011	Thereafter	Total
Cash and cash equivalents – floating rate	1,311	-	-	-	-	-	1,311

Financial debt:
Floating rate	1,276	25	22	21	23	151	1,518
Fixed rate		19	57	422	145	508	1,151

Interest rate swaps, from floating to fixed (1)	-	-	-	-	-	-	-
Interest rate swaps, from fixed to floating (1)	-	-	-	73	76	370	519
Caps, fixed rate	-	-	304	-	-	-	304

 (1)   US dollar/euro = 0.75945

	December 31, 2005
(€ in millions)	2006	2007	2008	2009	2010	Thereafter	Total
Cash and cash equivalents – floating rate	996	-	-	-	-	-	996

Financial debt:
Floating rate	1,464	3	6	-	54	322	1,849
Fixed rate	-	-	13	1	459	-	473

Interest rate swaps, from floating to fixed (2)	-	-	-	337	-	-	337
Interest rate swaps, from fixed to floating (2)	528	-	-	-	81	311	920
Caps, fixed rate	-	-	-	337	-	-	337

(2)   US dollar/euro = 0.84331

	December 31, 2004
(€ in millions)	2005	2006	2007	2008	2009	Thereafter	Total
Cash and cash equivalents – floating rate	1,848	-	-	-	-	-	1,848

Financial debt:
Floating rate	904	-	160	-	-	44	1,108
Fixed rate	-	664	3	13	-	713	1,393

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Interest rate swaps, from floating to fixed (3)	-	-	-	-	-	-	-
Interest rate swaps, from fixed to floating (3)	-	-	-	-	-	195	195
Caps, fixed rate	37	-	-	-	-	-	37

 (3)   US dollar/euro = 0.733030

Interest related to interest rate swaps contracted by the Group is as follows:

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005
Interest received:
Fixed rate	43	17	10
Floating rate	-	-	-
Interest paid:
Fixed rate	-	-	-
Floating rate	(44)	(16)	(6)
Net interest	(1)	1	4

In 2005 and 2006, the Group entered into several interest rate swap transactions to convert a portion of its USD debt from fixed to floating rate (3 month LIBOR):

-

USD 96 million with 2010 maturity;

-

USD 100 million with 2011 maturity; and

-

USD 110 million with 2013 maturity.

These swap transactions are accounted for as fair value hedges in accordance with IAS 39.

Moreover in 2005 the Group entered into USD 400 million of 3 year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. These interest rate swaps are marked-to-market and the gain or loss is recorded in finance costs. In 2006 there was a marked to market gain on these swaps of € 1 million (compared to the marked to market value at December 31, 2005) which was taken in financial income.

The Group did not enter into any interest rate hedging operations in 2004.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3 month LIBOR for USD debt, and 6 month GBP-LIBOR for GBP debt):

-

USD 118 million with 2015 maturity;

-

USD 82 million with 2013 maturity; and

-

GBP 34 million with 2013 maturity.

These swap transactions are accounted for as fair value hedges in accordance with IAS 39.

In 2002 Thomson bought an interest rate cap that provided that until 2005 Thomson would receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap expired in August 2005.  The cap had no impact on the Group’s 2005 results as the cost of the cap had already been fully taken in finance costs over the period 2002-2004.

The average effective interest rates on the Group’s consolidated debt are as follows:

	2006	2005	2004
Average interest rate on borrowings	4.25%	5.07%	2.74%
Average interest rate after interest rate hedging	4.26%	5.04%	2.60%
Average interest rate after currency swaps and interest rate hedging	4.30%	5.33%	2.21%

The average effective interest rate in 2006 on the Group’s consolidated deposits was 2.73% (2.31% in 2005).

The percentage of the Group’s debt at floating rates taking into account interest rate hedging operations is as shown below.  The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(€ in millions)	2006	2005	2004
Average debt	2,586	2,247	2,302
Percentage at floating rate at year-end	76%	82%	54%

The Group’s average deposits in 2006 amounted to € 915 million, 100% at floating rate. A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately € 11 million.

(d) Equity instruments

At December 31, 2005, Thomson had an outstanding equity call option on a quoted investment as well as calls on Thomson shares.  The calls for 538,000 Thomson shares were bought for a total premium of € 0.03 million in March 2005 to cover outstanding stock options.  The calls as well as the stock options have an exercise price of € 55.90.

At December 31, 2004, Thomson had an outstanding equity forward sale and a call option on a quoted investment as well as puts on Thomson shares. The puts for 2,000,000 Thomson shares were sold in December 2004 in the over the counter market for a premium of € 2 million. The puts had an exercise price of € 18.75. The puts were sold in the framework of Thomson’s share repurchase program. They expired unexercised in March, April and May 2005.

The marked to market value of the equity options on quoted investments mentioned above are given in the current portion of the table in Note 24 Derivative Financial Instruments.

(e) Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterpart credit rating is as follows:

Foreign exchange forwards: Counterparty’s rating (according to Standard & Poor’s)	2006	2005	2004
A-1+	92.6%	95.6%	91.3%
A-1	6.4%	3.8%	2.0%
A-2	1.0%	0.6%	6.7%
Total	100.0%	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions.

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit: Counterparty’s rating (according to Standard & Poor’s)	2006	2005	2004
A-1+	95.4%	77.9%	44.8%
A-1	1.4%	17.6%	6.2%
A-2	1.3%	2.4%	2.0%
A-3	0.1%	-	1.1%
BB+	-	0.4%	-
B	0.2%	0.1%	2.6%
Money Market funds	-	-	42.8%
Non rated financial institutions	1.6%	1.6%	0.5%
Total	100.0%	100.0%	100.0%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson.  The maximum credit risk exposure on the Group’s cash, cash equivalents and marketable securities was € 1,311 million at December 31, 2006. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(f) Fair value of financial assets and liabilities

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to their net book value due to their short-term maturities.

The fair value of long-term debt, shown in the table below, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements.

For the fair value of available-for-sale assets see Note 17 ..

For the fair value of derivatives financial instruments see Note 24.

	December 31, 2006		December 31, 2005		January 1, 2005
(€ in millions)	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value
Non-current borrowings
Convertible bonds	365	381	387	382	963	1,170
Other borrowings	1,028	1,013	471	450	577	585

27

RETIREMENT BENEFIT OBLIGATIONS

27.1

Summary of the benefits

(€ in millions)	Pension plan benefits			Medical Postretirement benefits			Total benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Provision for post-employment benefits
Opening provision	494	494	483	445	356	371	939	850	854
Net Periodic Pension Cost	28	33	65	(200) (1)	24	20	(172)	57	85
Benefits paid	(69)	(56)	(55)	(17)	(17)	(15)	(86)	(73)	(70)
Change in perimeter (2)	6	(26)	(7)	-	-	-	6	(26)	(7)
Reclassification in held for sale (3)	1	(7)	-	-	-	-	1	(7)	-
Actuarial (gains) losses recognized in SORIE (4)	(17)	40	15	(60)	28	8	(77)	68	23
Currency translation adjustment	(5)	16	(7)	(34)	54	(28)	(39)	70	(35)
Closing provision	438	494	494	134	445	356	572 (*)	939(*)	850(*)
Reimbursement right recognised as an asset
Fair value at opening (5)	-	-	-	65	43	43	65	43	43
Net Periodic Pension Costs	-	-	-	(51) (1)	5	4	(51)	5	4
Actuarial gains / (losses) recognized in SORIE (4)	-	-	-	(8)	10	-	(8)	10	-
Benefits paid				(1)	-	-	(1)	-	-
Currency translation adjustment	-	-	-	(4)	7	(4)	(4)	7	(4)
Fair value at closing (5)	-	-	-	1	65	43	1	65	43

(1)

In 2006, the Net Periodic Pension Cost includes the effects of the medical plan changes accounted for as a curtailment (Note 27.2).

(2)

Change in perimeter in 2006 mainly relates to the acquisition of Canopus. In 2005, change in perimeter relates mainly to the disposal of the Tube business and the acquisition of Thales Broadcast & Multimedia

(3)

Note 11.

(4)

Statement of Recognized Income and Expense. As of December 31, 2006, 2005 and 2004, accumulated actuarial (gains) losses recognised in SORIE amount € (69) million, € 58 million and € 23 million, respectively.

(5)

These amounts are posted in other non-current assets.

(*)

Out of which current portion amounts to € 67 million, € 62 million and € 65 million for December 31, 2006, 2005 and 2004, respectively

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(a) Defined contribution plans

For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid increased by the return on investment. The pension costs of these plans, corresponding to the contributions paid, are charged in the income statement. The total contributions paid by Thomson amounted to € 24 million in 2006 and 2005.

(b) Defined benefit plans

These plans mainly cover pension plans, retirement indemnities and medical post-retirement benefits.

Pension benefits

The benefits are mainly based on employee’s pensionable salary and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension plans maintained by the Group are mainly the following:

•

Within Nafta area, the plans mainly consist in pension plans in the United States:

The employees of Thomson, Inc. are covered by a defined benefit pension plan, funded by a trust fund. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the US Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement.

Technicolor mainly operates two defined benefit pension plans: a cash balance pension plan that covers substantially all non-union employees, funded through a trust fund, and an additional pension plan for executive employees, closed to new participants.

•

In Germany, employees are covered by several vested non-funded pension plans. These plans mainly provide employees with retirement annuities and disability benefits.

•

In France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement.

•

In other countries, Thomson mainly maintains a dedicated pension plan in the UK, funded by a trust fund, which provides retirement annuity benefits.

Medical Postretirement benefits

In the US, Thomson Inc provides to certain employees a postretirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan is eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. Such plan is no longer available to newcomers since 2003.

On October 31, 2006 and consistent with many U.S. companies, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees. This plan change mainly (i) eliminated benefit coverage for plan participants who are not yet 50 years old at January 1,2007, (ii) increased the retirees’ share of costs of coverage at January 1, 2007 and (iii) eliminated benefit coverage at age 65 and beyond, commencing January 1, 2008.

Under IFRS, this plan changes have been accounted for as a curtailment – that is a reduction in future benefits obligation as well as future reimbursement right. In addition, all unrecognized prior service gain or costs are reversed and charged or credited to income.

The net resulting effect is a € 167 million gain at average USD/€ rate recorded in the income (which effect is shown in our balance sheet as a € 211 million decrease of our obligation, a € 51 decrease of our reimbursement right and a decrease of unrecognised prior service cost of € 7 million).

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical postretirement benefits plan in the United States. These reimbursement rights result from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003.

As of December 31, 2006, 2005 and 2004, the carrying value of this asset amounts to € 1 million, € 65 million and € 43 million, respectively and is posted in the caption “other non-current asset”. The decrease of the carrying value of this asset in 2006 is mainly due to the impact of the medical plan change for € 51 million.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(c) Multi-employer plan

One of Thomson subsidiaries in Netherlands participates part in multi-employer defined benefits plan “Metalelektro”. As the information about the dividing up of contributions between each member of the plan is not available, Thomson accounts for this plan as a defined contribution plan.

The Thomson Japanese subsidiary Canopus, acquired in 2006, participates in a multi-employer defined benefit plan. Thomson accounts for this plan as a defined benefit plan.

27.2

Elements of the income statement

(€ in millions)	Pension benefits			Medical post-retirement benefits			Total benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	(20)	(19)	(24)	(2)	(4)	(4)	(22)	(23)	(28)
Financial component of benefits (1)	(29)	(32)	(35)	(17)	(22)	(22)	(46)	(54)	(57)
Expected return on plan assets (1)	11	13	12	-	-	-	11	13	12
Amortization of prior service costs	-	-	(7)	1	2	2	1	2	(5)
Effect of curtailment	10	5	(8)	218 (2)	-	4	228	5	(4)
Effect of settlement	-	-	(3)	-	-	-	-	-	(3)
Total Net Periodic Pension Cost	(28)	(33)	(65)	200	(24)	(20)	172	(57)	(85)
Service costs on reimbursement rights				-	2	2	-	2	2
Financial components on reimbursement rights (1)				-	3	2	-	3	2
Effect of curtailment on reimbursement right				(51) (2)			(51)
Net Pension costs	(28)	(33)	(65)	149	(19)	(16)	121	(52)	(81)

(1)

Out of which € 33 million, € 29 million and € 35 million, net, are posted in Income from continuing Operation (in Finance costs – net) in 2006, 2005 and 2004 respectively.

(2)

Effect of curtailment relates to the medical postretirement benefits plan changes occurred in 2006 and describe above. In 2006, the net gain of the medical plan changes amounts to € 167 million and is mainly related to the Group's former customer-electronics business and as such mostly credited to Displays & CE Partnerships segment. The net curtailment gain is broken down into a € 218 million gain on the liability (made of € 211 million of obligation decrease and € 7 million of unrecognized prior service cost) and a € (51) million loss on the reimbursement right recognized as a non-current asset.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

27.3

Analysis of the change in benefit obligation

(€ in millions)	Pension benefits			Medical post-retirement benefits			Total benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Change in benefit obligation
Benefit obligation at opening	(681)	(668)	(699)	(431)	(342)	(353)	(1,112)	(1,010)	(1,052)
Current service cost	(20)	(19)	(24)	(2)	(4)	(4)	(22)	(23)	(28)
Financial component	(29)	(32)	(35)	(17)	(22)	(22)	(46)	(54)	(57)
Amendment	-	-	(5)	-	-	-	-	-	(5)
Business combination / disposal (1)	(6)	26	9	-	-	-	(6)	26	9
Plan participants contribution	(1)	(1)	(1)	(8)	(7)	-	(9)	(8)	(1)
Curtailment / settlement	36	49	47	211	-	3	247	49	50
Actuarial gain / (loss)	13	(41)	(21)	60	(28)	(8)	73	(69)	(29)
Benefits paid	46	39	45	25	24	15	71	63	60
Currency translation adjustment	16	(34)	16	32	(52)	27	48	(86)	43
Benefit obligation at closing (3)	(626)	(681)	(668)	(130)	(431)	(342)	(756)	(1,112)	(1,010)
Benefits obligation wholly or partly funded	(272)	(294)	(270)	-	-	-	(272)	(294)	(270)
Benefit obligation wholly unfunded	(354)	(387)	(398)	(130)	(431)	(342)	(484)	(818)	(740)
Change in plan assets
Fair value at opening	183	179	221				183	179	221
Expected return on plan assets	11	13	12				11	13	12
Actuarial (gain) / loss	4	1	4				4	1	4
Employer contribution	65	26	16				65	26	16
Plan participant contribution	1	1	1				1	1	1
Curtailment/settlement	(26)	(47)	(60)				(26)	(47)	(60)
Business combination / disposal	-	-	(2)				-	-	(2)
Benefits paid	(41)	(9)	(6)				(41)	(9)	(6)
Currency translation adjustment	(10)	19	(7)				(10)	19	(7)
Fair value at closing (3)	187	183	179				187	183	179
Net amount recognised
Funded status (I)	(439)	(498)	(489)	(130)	(431)	(342)	(569)	(929)	(831)
Unrecognized prior service cost (II) (3)	-	(3)	(5)	(4)	(14)	(14)	(4)	(17)	(19)
Reclassification for Held for Sale (Note 12) (III)	1	7	-	-	-	-	1	7	-
Retirement benefit obligations (III)=(I)+(II)+(III) (2)	(438)	(494)	(494)	(134)	(445)	(356)	(572)	(939)	(850)
Reimbursement rights recognized as an asset (4)	-	-	-	1	65	43	1	65	43
Net pension Accruals	(438)	(494)	(494)	(133)	(380)	(313)	(571)	(874)	(807)

(1)

In 2006, business combinations mainly relate to the acquisition of Canopus. In 2005, business combinations mainly related to the disposal of the Tubes business and the acquisition of Thales Broadcast & Multimedia.

(2)

As Thomson has adopted the revised IAS 19, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses

(3)

For NAFTA subsidiaries/associates (which include US, Canada and Mexico), the pension benefits obligations are € (180) million, € (221) million and € (208) million for 2006, 2005 and 2004 respectively (€ 108 million, € 116 million and € 126 million for plan assets). The medical post-retirement benefits obligations are € (130) million, € (431) million and € (342) million (nil for plan assets and € (4) million, € (14) million and € (14) million for unrecognized actuarial prior service cost).

For German subsidiaries, the pension benefit obligation and the net pension accrual are € (291) million, € (293) million and € (292) million for years ended December 31, 2006, 2005 and 2004 respectively.

(4)

Curtailment of the US medical benefit results in a reduction of the reimbursement right of € 51 million.

Medical postretirement benefits plans are wholly un-funded.

The Group expects to contribute € 92 million to its defined benefit plans in 2007.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

In 2006, the experience adjustment on the pension benefits obligation amounts to € 3 million on the obligation and € 4 million on the plan asset. For medical post-retirement benefits, the experience adjustment amounts to € 33 million on the obligation.

27.4

Plan assets

When defined benefit plans are funded, mainly in the US, U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

The actual return on plan assets amounts to € 15 million, € 14 million and € 16 million for the years ended 2006, 2005 and 2004 respectively.

Thomson pension plans weighted-average asset allocations by asset category are as follows:

	Allocation of plan assets			Allocation of the fair value of plan assets
	2006	2005	2004	2006	2005	2004
Equity securities	49%	55%	58%	92	101	104
Debt securities	51%	45%	39%	95	82	70
Other	-	-	3%	-	-	5
Total	100%	100%	100%	187	183	179

27.5

Assumptions used in actuarial calculations

	Pension benefits			Medical post-retirement benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.92%	4.44%	5.13%	5.72%	5.74%	6.00%
Expected return on plan assets	6.37%	6.38%	6.73%	-	-	-
Average long term rate of compensation increase	2.38%	3.11%	3.14%	3.77%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

After the medical plan changes occurred in 2006, the average assumption rate for the increase of the health care cost pre 65 / post 65 will be  6.75% / 9% for 2007, 6% / nil for 2008, 5.25% / nil for 2009 and 5% / nil for 2010 and years thereafter.

The table below shows the sensitivity to change in healthcare costs of the medical post retirement benefit obligation and post retirement benefit expense at December 31, 2006 closing rate:

(€ in millions)	Sensitivity of assumptions 2006
1% increase in healthcare costs
Impact on medical post-retirement benefit expense Impact on medical post-retirement benefit obligation	1 5
1% reduction in healthcare costs
Impact on medical post-retirement benefit expense Impact on medical post-retirement benefit obligation	(1) (7)

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

28

PROVISIONS FOR RESTRUCTURING AND OTHER CHARGES

28.1

Restructuring provisions

(€ in millions)	December 31, 2006	December 31, 2005	December 31, 2004
Provision at the beginning of the year	54	76	95
Current year expense (1)	154	130	820
Release of provision (1)	(31)	(17)	(19)
Usage during the period	(82)	(92)	(195)
Currency translation adjustment	(3)	7	(3)
Reclassification to Held for Sale	-	(34)	-
Change in Held for Sale provision	29	-	-
Other movements (3)	(1)	(16)	(622)
Provision at the end of the year	120	54	76
Of which current	72	45	76
Of which non-current	48	9	-

 (1) Restructuring costs, net of release have been posted as follows in the consolidated income statements:

(€ in millions)	December 31, 2006	December 31, 2005	December 31, 2004
Income from Continuing Operations
Other income (expense) (2)	(116)	(49)	(68)

Income from discontinued operations	(7)	(64)	(733)
Total restructuring costs	(123)	(113)	(801)

(2)

Out of which:

(€ in millions)	December 31, 2006	December 31, 2005	December 31, 2004
Termination costs	(113)	(48)	(59)
Impairment of assets	(3)	(1)	(9)
Total restructuring expenses	(116)	(49)	(68)

(3)

Write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2006, 2005 and 2004 amounts to € (4) million, € (3) million and € (601) million respectively.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

28.2

Other provisions

(€ in millions)	Warranty	Others	Total (2)
As of January 1, 2004	79	87	166
Current period additional provision	84	76	160
Release of provision	(3)	(28)	(31)
Usage during the period	(93)	(43)	(136)
Currency translation adjustments and other	(17)	(6)	(23)
As of December 31, 2004	50	86	136

Current period additional provision	64	272	336
Release of provision	(5)	(103)	(108)
Usage during the period (1)	(63)	(25)	(88)
Currency translation adjustments and other	(8)	(6)	(14)
As of December 31, 2005	38	224	262

Current period additional provision	81	73	154
Release of provision	(5)	(18)	(23)
Usage during the period	(71)	(132)	(203)
Currency translation adjustments and other	(3)	6	3
As of December 31, 2006	40	153	193

(1)

For the year ended December 31, 2006, the usage within "other" is mainly related to the contractual payments made by Thomson for the sale of its Displays' plants in Anagni.

(2)

Split of total provisions between non-current and current:

- as of December 31, 2006, € 107 million  classified as non-current and € 86 million as current.

- as of December 31, 2005, € 185 million  classified as non-current and € 77 million as current.

- as of December 31, 2004, € 55 million classified as non-current and € 81 million as current.

29

SHARE BASED PAYMENTS

Stock option plans and dilutive potential ordinary shares

On September 21, 2006, the board of Directors approved a new stock option plan, which details are disclosed in the below table. Other outstanding plans' details are also disclosed.

As of December 31, 2006, the total number of outstanding stock options is 15,328,545 made of 8,279,645 options granted to employees and directors, 2,914,690 options for retention agreements in connection with acquisition of subsidiaries and the formation of TTE and 4,134,210 options granted to employees and directors that are not in the scope of IFRS 2 because of IFRS 1 exemptions. The detail of options is disclosed thereafter.

In accordance with the transition provisions of IFRS 2 “Share Based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans approved by the board of Directors are accounted for under IFRS 2, with the other plans being disclosed later in this section:

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

	Plan September 22, 2004	Plan April 19, 2005	Plan December 8, 2005	Plan September 21, 2006
Number of options granted	3,599,900	719,400	1,993,175	2,739,740
Initial number of beneficiaries	574	93	390	485
Vesting date	50% as of September 22, 2007 50% as of September 22, 2008	50% as of April 19, 2008 50% as of April 19, 2009	50% as of December 8, 2008 50% as of December 8, 2009	50% as of September 21, 2008 50% as of September 21, 2009
Option life	10 years	10 years	10 years	8 years
Exercise price	16.00 Euros	20.82 Euros	17.73 Euros	12.49 Euros
Estimated fair values of the options granted	6.53 Euros	7.32 Euros	6.25 Euros	3.22 Euros
Number of options cancelled since the beginning of the plan	545,170	44,700	153,700	29,000
Number of options outstanding	3,054,730	674,700	1,839,475	2,710,740

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Number of share options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2004	-	-
Granted	3,599,900	16.0
Forfeited	(10,590)	16.0
Outstanding as of December 31, 2004 (with an average remaining contractual life of 10 years)	3,589,310	16.0
Out of which exercisable	-	-
Granted	2,712,575	18.6
Forfeited	(204,920)	16.5
Outstanding as of December 31, 2005 (with an average remaining contractual life of 9 years)	6,096,965	17.1 (ranging from 16 € to 20.82 €)
Out of which exercisable	-	-
Granted	2,739,740	12.5
Forfeited	(557,060)	16.5
Outstanding as of December 31, 2006 (with an average remaining contractual life of 8 years)	8,279,645	15.6 (ranging from 12.49 € to 20.82 €)
Out of which exercisable	-	-

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Common stock call agreement in connection with the formation of TCL-Thomson Electronics (TTE)

In connection with the Combination Agreement with TCL Multimedia (formerly Corporation - “TCL”) to form TCL-Thomson Electronics (“TTE”), Thomson may provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson that have been employed by TTE.

The maximum amount of shares to be provided by Thomson was 545,279 in four equal tranches at each anniversary date (of which 141,838 is scoped out by IFRS 2) and the estimated fair value of the option granted to TTE employees amounted to 15.1€ at grant date. These shares are vested progressively from August 2004 to August 2007.

Retention agreements in connection with acquisitions

Inventel: On March 29, 2005, Thomson acquired 100% of Inventel.

In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 Thomson shares were granted at a cost of € 20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). Such number of shares may decrease to cap to € 8.8 million the total possible gain for the stock holder for each of the two vesting dates.

At grant date, the weighted estimated fair value of the option granted to Inventel employees amounted to € 3.2 per option.

Cirpack: On April 20, 2005, Thomson acquired 100% of Cirpack.

In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 Thomson shares were granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder. At the participant's option, this plan can be settled in cash.

At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounted to 1.8 €.

Summary of the movement of options in connection with TTE, Cirpack and Inventel:

	Number of share options for retention plans	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2004	-	-
Granted	403,441	0.0
Outstanding as of December 31, 2004 (with an average remaining contractual life of 2 years)	403,441	0.0
Out of which exercisable	-	-

Granted	3,861,756	20.5
Forfeited	(70,110)	0.0
Outstanding as of December 31, 2005 (with an average remaining contractual life of 1 year)	4,195,087	18.8 (ranging from 0 € to 20.7 €)
Out of which exercisable	-	-

Exercised	(225,343)	0.0
Forfeited	(4,176)	0.0
Expired	(1,050,878)	20.2
Outstanding as of December 31, 2006 (with an average remaining contractual life of 1 year)	2,914,690	19.8 (ranging from 0 € to 20.7 €)
Out of which exercisable	-	-

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

For the Inventel and Cirpack retention plans, the number of options depends on future market conditions (gain caped to a global gain ceiling). For these plans, the fair value of options was determined using the Black and Scholes formula modified to take into account the gain ceiling.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

The inputs into the model were as follows:

	For stock options plans granted in 2006	For stock options plans granted in 2005	For stock options plans granted in 2004	For TTE option plan granted in 2004	For Cirpack option plan granted (*) in 2005	For Inventel option plan granted in 2005
Weighted average share price at measurement date	12.41 €	18.4 €	16.5 €	15.5 €	17.8 €	21.3 €
Weighted average exercise price	12.49 €	18.6 €	16 €	0 €	20.2 €	20.7 €
Expected volatility	30%	35%	35%	N/A	24%	21%
Expected life	5 years	7 years	9 years	2 years	1 year	3 years
Risk free rate	3.6%	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	2.25%	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	3.2 €	6.5 €	6.5 €	15.1 €	0.1 € (*)	3.2 €

(*)

Cirpack’s plan requires remeasurement at each balance sheet date because it can be cash settled. Therefore indicated value for this plan is updated as of December 31, 2006 and the change in fair value (€ (0.6) by option in 2006, € (1.1) by option in 2005) is recognized at each balance sheet date as compensation expense with counterpart in liabilities.

For share options plan, Thomson considered an expected turn over of 8% based on historical observation.

Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.

Factors that have been considered in estimating expected volatility for the long term maturity stock option plans include:

- The historical volatility of Thomson's stock over the longer period available.
- Adjustments to this historical volatility based on changes in Thomson's business profile.

For shorter maturity options, expected volatility was determined based on implied volatility on Thomson's share observable at grant date.

Compensation expenses charged to income

(€ in million)	2006 (*)	2005 (*)	2004

Employees subscription options plans	(10)	(6)	(2)
Retention Plans (**)	(3)	(6)	(1)
TOTAL	(13)	(12)	(3)

(*)

The counterpart of this expense has been credited for € 14 million to equity and for € (1) million to liability in 2006 (€ 11 million to equity and € 1 million to liability in 2005).

(**)

Out of which € 1 million, € 3 million and € 1 million for the year ended December 31, 2006, 2005 and 2004, respectively are related to other than Thomson employees.

Elements concerning the plans to which IFRS 2 has not been applied (granted before 7 November 2002 and/or vested as of January 1, 2005)

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 includes BASAs (“Bons d’Achat et de Souscription d’Actions”) acquired by the Group’s employees who were eligible to the plan. These BASAs were granted on September 15, 2004 and entirely vested prior to December 31, 2004. An estimation of the number of BASAs subscribed by employees is 3,100,000.

The other equity instruments not restated under IFRS 2 are described below:

-

Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004

-

Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002

-

Stock options plans granted prior to November 7, 2002

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

	Plan 1	Plan 2	TTE Options
Day of Grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004
Number of options granted	4,018,500	3,540,300	141,838
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004
Option life	10 years	10 years	August 31, 2004
Exercise price	55.90 Euros	31.50 Euros	0 Euros

The detail of stock options (excluding BASAs) not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

	Number of options	Weighted Average Exercise Price (In €)
Outstanding as of January 01, 2004	5,983,400	43.9
Granted	3,908,528	15.4
Exercised	(141,838)	-
Cancelled (exchanged)	(3,972,000)	42.3
Forfeited	(394,010)	51.0
Outstanding as of December 31, 2004 (with an average remaining contractual life of 9 years)	5,384.080	25.1
Out of which exercisable	1,299,000	49.8

Forfeited	(963,130)	39.4
Outstanding as of December 31, 2005 (with an average remaining contractual life of 8 years)	4,420,950	22.0
Out of which exercisable	905,200	45.1

Exercised
Forfeited	(286,740)	19.0
Outstanding as of December 31, 2006 (with an average remaining contractual life of 7 years)	4,134,210	22.2
Out of which exercisable	865,900	45.5

30

OTHER CURRENT AND NON-CURRENT LIABILITIES

(€ in millions)	2006	2005	2004

Non-current royalties	19	22	66
Other non-current liabilities	52	81	63
Total other non-current liabilities	71	103	129

Taxes payable	68	116	93
Current royalties	170	176	257
Long lived assets acquisition balance	18	14	64
Other current liabilities	415	444	386
Total current liabilities	671	750	800

31

PAYABLES ON ACQUISITION OF COMPANIES

As of December 31, 2006, the Group has total debt related to acquisitions of € 13 million related mainly to acquisition of NOB CMF.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

As of December 31, 2005, Thomson had a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of € 138 million. During the first half of 2006, this amount due to Thales was paid.

As of December 31, 2004, the amount of promissory notes outstanding related to the acquisition of Technicolor was € 84 million (USD 115 million) of which € 9 million was for accrued interest. On March 16, 2005, Thomson repaid the last promissory notes for a total amount of € 86 million (USD 115 million) of which € 10 million (USD 13 million) was for accrued interest.

32

EARNINGS PER SHARE

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2006	2005	2004
Numerator: Adjusted profit from continuing operations attributable to ordinary shareholders (€ in millions) (1)	181	124	332

Denominator (weighted shares in thousands)	287,586	293,796	298,762
Of which
BASA’s	-	1,964	299
Silver Lake convertible (September 2004)	23,980	23,417	6,704
Cirpack and Inventel options (weighted)	2,291	924	-
Other stock options	126	830	139
Other convertible	-	-	17,973

(1) Profit from continuing operations is adjusted by the following items:

(€ in millions)	2006	2005	2004
Profit from continuing activities	193	198	322
Profit from continuing activities attributable to ordinary shareholders	193	196	324
Paid dividend on perpetual subordinated note (net of tax)	(19)	-	-
Profit from continuing activities attributable to ordinary shareholders for basic earnings per share	174	196	324
Cancellation of the fair value (gain) / loss on the derivative element of the Silver Lake convertible bond and of the interests expensed in the period (net of tax)	7	(69)	-
Cancellation of the interest on convertible bonds for those which are dilutive	-	-	8
Cancellation of the gain on the change in value of the call granted to TCL as part of the deal regarding the creation of TTE	-	(3)	-
Adjusted profit from continuing activities attributable to ordinary shareholders for diluted earnings per share	181	124	332

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

33

INFORMATION ON EMPLOYEES

The geographical breakdown of the number of employees of the Group is as follows:

	2006	2005	2004
Europe (1)	9,267	9,435	16,609
North America	10,984	12,334	12,992
Asia (2)	6,648	7,441	12,842
Other countries (3)	2,729	3,265	6,636

Number of employees in subsidiaries	29,628	32,475	49,079
Number of employees in entities accounted for under the equity method	(*)	34,201	32,354

Total employees	29,628	66,676	81,433

(*) TCL is no more accounted for under the equity methods (Note 15).
(1) Of which Poland	998	970	5,416
(2) Of which People’s Republic of China including Hong Kong	5,053	6,034	11,030
(3) Of which Mexico	1,955	2,204	5,647

The total “Employee benefits expenses” is detailed as follows:

(€ in millions)	2006	2005	2004
Wages and salaries	1,072	1,044	1,275
Social security costs (1)	204	202	299
Compensation expenses linked to share options granted to directors and employees (2)	10	9	2
Pension costs - defined benefit plans (3)	(121)	52	81
Termination benefits and other long-term benefits (4)	114	54	61
Total Employee benefits expenses (excluding defined contribution plans)	1,279	1,361	1,718
Pension costs - defined contribution plans	24	24	N/A

(1)

Includes the defined contribution expenses paid within a legal and mandatory social regime.

(2)

For details refer to Note 29 on “Share based payments”.

(3)

See note 27.

(4)

Include termination costs of € 113 million, € 50 million and € 59 million in 2006, in 2005 and 2004 respectively. These costs were posted in restructuring expenses in the income statement (Note 28).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

34

ACQUISITIONS, DISPOSALS AND OTHER CASH MOVEMENTS

(a) Acquisition of subsidiaries, associates and investments

(€ in millions)	2006	2005	2004
Inventel	-	(82)	-
Cirpack	-	(40)	-
ContentGuard	-	(20)	-
Premier Retail Network	-	(248)	-
Command Post	-	-	(11)
Hughes Network Systems	-	-	(204)
The Moving Picture Company	-	(11)	(78)
Nextamp	(2)	(7)	-
VCF Thématiques	(17)	(11)	-
TTE (1)	-	-	(115)
Videocon industries	-	(240)	-
Technicolor	-	(77)	(83)
Canopus	(83)	-	-
Convergent	(32)	-	-
Thalès Broadcast & Multimedia	(133)	-	-
NOB CMF	(6)	-	-
Other	(8)	(20)	(101)
Acquisition of investments	(281)	(756)	(592)
Less cash position of companies acquired	26	61	13
Acquisition of investments, net	(255)	(695)	(579)

(1)

In 2004, the negative cash flow effect on TTE is linked to the disposal of Thomson television business and the creation of TTE.

(b) Purchase of treasury shares and others

This corresponds to the conversion of BASA in 2006. In 2005, it includes a value added tax reimbursement on capital increase fees for € 9 million.

(c) Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson now routinely factors certain trade accounts receivable in Europe and North America. Thomson sold trade receivables in its continuing operations without recourse in 2006 for an amount of € 186 million (see Note 12 for receivables on discontinued operations).

(d) Net operating cash generated from continuing activities

The € 533 million positive operating cash flow from continuing activity has been adversely impacted during 2006 by a cash out of € (46) million in the Displays and CE partnership segment which was mainly caused by the settlements agreed upon in 2006 with TTE and TCL linked to TV exit, which are non-recurring, and did not qualify under IFRS 5 to discontinued classification.

(e) Net cash used in discontinued operations

In 2006, the cash outflow related to discontinued operations amounts to € (275) million. In 2005, the cash outflow related to discontinued operations amounts to € (344) million (of which € (342) million from operating activities) and is net of cash received for the sale of Thomson’s Tubes activities and related technologies  to Videocon for a consideration of € 240 million which was immediately reinvested into Videocon Industries shares for an amount of € 240 million. In 2005, the net financing cash used in discontinued operations is net of financing provided by the parent company for repayment of financial debts prior to disposal.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

35

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2006 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. They include mainly performance guarantees, in particular for the play-out activity and long-term contracts related to the Broadcast activity.

In the normal course of its activity, Services segment may provides guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees given are backed-up with insurance coverage. Guarantees given for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are also not disclosed as the related obligations are already included in the table below.

No material commitment is omitted in this Note, in accordance with IFRS.

Contractual obligations and commercial commitments		Amount of commitments by maturity
(€ in millions)	December 31, 2006	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years

Unconditional future payments
On balance sheet obligations:
Financial debts excluding finance leases (1)	2,603	1,274	104	588	637
Finance leases (2)	66	2	19	23	22
Payables on acquisition and disposal of companies	13	13	-	-	-
Off balance sheet obligations:
Operating leases (3)	507	96	152	106	153
Purchase obligations (4)	152	105	34	13	-
Other unconditional future payments (5)	57	48	8	1	-

Total Unconditional future payments (*)	3,398	1,538	317	731	812

Conditional future payments
Off balance sheet obligations:
Guarantees given (6)	126	107	1	1	17
Standby letters of credit (7)	42	42
Other conditional future payments (8)	73	24	23	10	16

Total Conditional future payments (*)	241	173	24	11	33

(*)

"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2005 amounted respectively to € 3,358 million and € 516 million on continuing operations.

(1)

Financial debts are reported for their principal amounts and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Services segment (€ 36 million in Mexico and € 18 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for € 65 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for € 45 million.

(5)

Other unconditional future payments relate in particular to information technology service agreements, general sponsoring agreements entered into in the US, guarantees given for asset disposals and other contractual advances.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

(6)

These guarantees comprise:

•

Guarantees given for disposal of assets for € 64 million,

•

Guarantees for customs duties and legal court proceedings, respectively

a.

for € 37 million, comprising mainly duty deferment guarantees required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

b.

for € 17 million, including a € 9 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.

•

And various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favor of US employers insurance company for € 27 million.

(8)

Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

Additional information:

•

Guarantees and commitments received amount to € 26 million as of December 31, 2006.

•

The above table is only related to continuing operations. Contractual obligations and commercial commitments on discontinued operations, unconditional and conditional, amount to € 20 million and to € 24 million respectively as of December 31, 2006.

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments are disclosed in the following table as follows:

•

Forward exchange contracts, swaps and options and metal hedging contracts: for their related cash inflow and outflow amounts.

•

Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	December 31, 2006
Currency swaps	895
Forward exchange contracts	546
Interest rate swaps	822
Metals hedging contracts	11
Foreign exchange options	167
Total commitments given	2,441

Currency swaps	899
Forward exchange contracts	539
Interest rate swaps	822
Metals hedging contracts	11
Foreign exchange options	167
Total commitments received	2,438

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Operating leases

Commitments related to future minimum and non-cancelable lease payments are detailed below:

(€ in millions)	At December 31, 2006 (1)
2007	96
2008	84
2009	68
2010	59
2011	47
After 5 years	153
Total minimum future lease payments	507

Future lease payments commitments received (2)	(66)
Net value of future lease commitments	441

(1)    Minimum operating lease payments shown are not discounted.

(2)

Includes mainly operating lease payments from customers of our Network Services activities within the Services segment.

The main operating leases relate to the office buildings in Boulogne and Indianapolis:

-

The office building located in Boulogne-Billancourt, France was sold for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. In 2005 the lease has been extended for an additional three-year period.

-

The US. office building (administration and technical services buildings) was sold in March 2000 for € 57 million net of costs. The building was leased back from the purchaser for a twelve-year period.

The operating lease expense of the Group in 2006 was € 93 million.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

36

CONTINGENCIES

Legal Proceedings

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome is considered probable, and a potential liability that can be reasonably estimated.

Significant pending legal matters include the following:

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A., which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favourable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of € 1 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4 million and (ii) tax penalties amounting to € 4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003 before the court of Latina, and Videocolor S.p.A. challenged this appeal on June 25, 2004. The judgment published on November 20th 2006, was partially positive for Videocolor, as the court confirmed an assessment amounting € 2 million, including penalties. The company is currently checking the possibility to appeal the sentence before the Supreme Court., as this assessment is not based on the OECD principle on transfer prices.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3 million and € 2 million, respectively and (ii) tax penalties amounting to € 3 million and € 2 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision, on December 12, 2005 before the court of Latina, and Videocolor S.p.A. challenged this appeal on February 10, 2006.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 0.1 million and (ii) penalties amounting to €127,000. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

On a global basis, if the 1995 assessment as per the November 20, 2006 decision is applied to the whole period 1995 to 1998, the maximum risk, including penalties, amounts € 2 million.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

Thomson Multimedia Sales

On May 24, 2006, the “Guardia di Finanza” concluded a global tax verification on Thomson Multimedia Sales Italy related to 2003 and issued “minutes” challenging (1) some deductions, (2) the tax benefits of a legal entities reorganization (3) the recovery of VAT on sales commissions and (4), for the period 2003-2005, Thomson Multimedia Sales Europe (a French entity) by claiming it has a permanent establishment in Italy.

In order to cross-check the potential “tax benefits of the legal entities reorganization”, the Lazio Regional Tax Office performed an audit of Videocolor for the fiscal years 2003 and 2004. The Tax office report dated January 31st, 2007 did not include any assessment of this legal entities reorganization.

For safety reasons, a reserve was booked, but Thomson is convinced of its substantially regular and correct postings and procedures and is waiting for the possible final assessments.

Brazilian tax litigation

Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non payment of the Social Contribution on Profit (“CSSL”) for a total amount of 29.3 million of reais (around €10 million) from 1994 to 2003, despite the fact that, in 1991 and 1997, a Court gave the right to Thomson not to pay CSSL as the CSSL violated the Federal Constitution. Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds for this assessment. As the buyer of Thomson Tubes Components (Belo Horizonte) LTDA took over the whole risk, this issue is now closed for Thomson.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals.  On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue.  As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings.  Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit.  Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing.  In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field.  The Court has scheduled a bench trial for March 2007 on the issue of whether Gemstar in fact had the right to sublicense the remaining patent in suit to Thomson.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

239 of the European Community’s Customs Code. This claim, which is not an admission of liability, is under review by the European Commission. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instructions on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 58 million at June 30, 2006 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992.  On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October, 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. On May 12, 2006 Thomson filed its first Defense Statement again attacking the Plaintiffs’ failure to comply with the procedural requirements. The Association has filed a response, and Thomson has prepared its second Defense Statement.

Parental Guide of Texas

In February of 2003, Parental Guide of Texas, Inc. filed suit against Thomson Inc. in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of a release and license agreement the parties had previously entered into in October of 2002.  In January, 2005, the Court issued an order and final judgment in favour of Thomson Inc. which Parental Guide appealed unsuccessfully.  The matter is now final.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the U.S. District Court for the District of Delaware against Thomson Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties.  In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

The USPTO has now issued initial office actions on all seven patents rejecting almost all of the claims asserted in the litigation as unpatentable. Pegagus/PMC has filed a Notice of Appeal in the reexamination proceedings with respect to each of the seven patents.  PMC has filed appeal briefs in the reexamination proceedings with respect to four of the patents, with the remaining three PMC

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

appeal briefs due in early 2007.

Metabyte, Inc., et al. v. Canal Plus Technologies, S.A.

In October 2002, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) filed suit against Canal Plus Technologies (an entity subsequently acquired by Thomson) alleging breach of a 2001 Put Option Agreement.  The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal Plus Technologies.  Plaintiffs initiated an appeal of the unfavorable jury verdict, but dismissed the appeal with prejudice on September 7, 2006 in exchange for Thomson’s agreement to waive recovery of costs awarded in connection with the litigation.  The matter is now final.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favour of Thomson on the remaining two patents. TLC appealed that ruling to the U.S. Federal Circuit Court of Appeals. On April 20, 2006, the parties reached an agreement in principle settling all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

Thomson, Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson and Praxair engaged in protracted litigation pertaining to a 15-year oxygen supply agreement the parties had entered into in 1996.  After a June 9, 2006 jury verdict which Praxair initially appealed, the parties entered into a mutual general release and settlement agreement fully resolving all claims which were the subject of the lawsuit.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson, Inc. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. On October 5, 2006, the parties entered into a patent license and settlement agreement fully resolving all claims which were the subject of the lawsuit.

STV Asia, LTD v. Premier Retail Network

On March 2, 2006 STV Asia, LTD (“STV”) filed suit in the U.S.A. District Court for the Northern District of California against Premier Retail Networks (“PRN), Thomson subsidiary acquired from its broad group of shareholders on August 2005, alleging that PRN’s “in store media network” infringes two U.S. patents allegedly owned by STV.  Initial discovery and claim construction briefing and argument are underway.  A trial date has been scheduled for January 2008.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation on affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is not exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

37

RELATED PARTY TRANSACTIONS

The main transactions completed with, amounts receivables from and payables to related parties as defined by IAS 24 are detailed as follows:

(€ in millions)	2006	2005	2004
Balance sheet items
Trade receivables
TCL Multimedia (1)	24	13	106
Other related parties
- France Telecom and its subsidiaries	8	55	9
- Microsoft Corporation and its subsidiaries	17	17	10
- DIRECTV and its subsidiaries (“DIRECTV”) (2)	N/A	N/A	35

Loan receivable
TCL Multimedia (1)	36	57	99

Financial debt and liability
Other related parties
- Silver Lake Partners	(380)	(422)	(367)

Income statement items
Revenues
TCL Multimedia (1)	76	355	365
Other related parties
- France Telecom and its subsidiaries	223	153	41
- Microsoft Corporation and its subsidiaries	101	49	77
- DIRECTV and its subsidiaries (“DIRECTV”) (2)	N/A	N/A	374

Finance costs – net
TCL Multimedia (1)	-	3	4
Other related parties
- Silver Lake Partners (3)	(14)	61	N/A
- Carlton Communications Plc and its subsidiaries (“Carlton”) (2)	N/A	N/A	(3)

(1)

Corresponds mainly to TCL Multimedia and its subsidiaries (including TTE): Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (TCL Multimedia), which is listed on the Hong-Kong Stock Exchange and is the parent company of TTE and TCL Corporation to facilitate TTE's evolution in Europe, secure the continuation of activities at Thomson's Angers factory as well as resolve certain issues Thomson had with the existing contractual framework. In particular, this agreement provided for the termination of the right to use the "Thomson®" trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to cancel the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 per cent of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale Thomson's interest in TCL Multimedia is therefore no longer accounted for under the equity method as Thomson has no significant influence anymore. As of December 31, 2006,

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

the remaining interest is classified as available-for-sale financial asset and the Group has determined that TCL Multimedia ceased to be a Thomson related party from November 3, 2006.

In addition, in the ordinary course of business, Thomson provided over 2004, 2005 and until October 2006 various products and services to TCL Multimedia.  These products and services comprised cathode ray tubes, televisions manufactured on a sub-contractual basis by Thomson’s Angers facility, licenses of certain Thomson patents and trademarks, and certain marketing and distribution services. For practical reasons we disclose related parties transactions with TCL Multimedia until December 31, 2006.

(2)

Since January 1, 2005 DIRECTV and Carlton have stopped to be related parties to Thomson and therefore from this date transactions with these third parties are not disclosed.

(3)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC (Note 25.2).  As of December 31, 2006, 2005 and 2004, Thomson has a financial debt toward SLP amounting to € 380 million (USD 500 million) € 422 million (USD 500 million) and € 367 million (USD 500 million), respectively (excluding unpaid 2nd half-year coupon) . In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of € 346 million, € 376 million and € 320 million as of December 31, 2006, 2005 and as of January 1, 2005, respectively (excluding 2nd half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to € 38 million, € 46 million and € 122 million as of December 31, 2006, 2005 and January 1, 2005, respectively. Change in fair value of the derivative instrument is charged to finance costs of the Group (Note 4). For the period ended December 31, 2006 and 2005, Thomson recognized a financial income of € 6 million and € 83 million (including exchange gain and loss). For the period ended December 31, 2006, 2005 and 2004, Thomson incurred an interest and certain other expenses in an amount of € 14 million, € 15 million and € 4 million, respectively, toward SLP.

Other transactions with related parties

In the context of the acquisition of 25% of the share capital of Contentguard (Note 6) completed on March 14, 2005, Thomson acquired 2,365,261 shares from Microsoft for a consideration price of USD 12 million. After this acquisition, Thomson, Microsoft and Time Warner share the control of Contentguard with each a 33% control interest.

Microsoft, Canopus Co., Ltd ("Canopus"), Canopus Corporation, Thomson Japan, K.K. and Thomson entered into an agreement, effective November 30, 2005, in connection with the impact on a technology license agreement between Canopus and Microsoft of the acquisition by a subsidiary of Thomson of more than 50% of the shares of Canopus.

On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of DirecTV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes.

Key Management Personnel Compensation

Compensation expenses paid to board members have been approved by our shareholders meetings held on May 7, 2004 and November 10, 2002. Compensation payments to board members in 2006, 2005 and 2004 for board meetings held in 2005, 2004 and 2003 amounted to € 355,500, € 450,000 and € 313,000, respectively.

Compensation expenses paid to members of our executive committee is shown in the below table:

(€ in millions)	2006	2005	2004
Short term employee benefits	13	13	13
Post-employments benefits	-	1	1
Termination benefits (*)	-	-	2
Share-based payment	5	3	1
Total	18	17	17

 (*)

Following the decision of the board of directors meeting held in October 2002, subsequently approved by the shareholders meeting held on May 2003, Charles Dehelly has been paid with a termination benefits amounted to € 1,515,315, together with a € 422,913 benefits payment related to its six months notice period.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

38

SUBSEQUENT EVENTS

•

Thomson signed a long-term contract with ITV plc, the leading commercial broadcaster in the UK, on December 18, 2006 to transmit its six existing channels, including ITV1. The operations transferred with effect from January 2, 2007 with the assets, staff and corresponding risk and rewards being assumed by Thomson from that date.

•

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. outside of Europe with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007.

•

On January 11, 2007 Thomson acquired the 25% minority interest in Technicolor Universal Media Services LLC of America. The acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions of 15%. The company is fully consolidated from June 25, 2002 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of € 12 million as of December 31, 2006.

•

On January 16, 2007 Thomson finalized the acquisition of the 22% minority interest of Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.). The acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company is fully consolidated from October 27, 2004 and the optional amount due to the minority shareholders was recorded as a debt at an estimated amount of € 3 million as of December 31, 2006.

•

On February 13, 2007, Thomson acquired 51% interest in Paprikaas Interactive Services Pty Limited, a leading Indian animation and gaming cinematics firm.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

39

LIST OF MAIN CONSOLIDATED SUBSIDIARIES

The following is a list of the principal consolidated holding entities and subsidiaries (with 2006 revenues above € 30 million or 2006 net equity above € 20 million):

	% share held by Thomson (% rounded to one decimal)
COMPANY - (Country)	December 31, 2006	December 31, 2005
1) Fully consolidated
Thomson (France) (formerly Thomson multimedia) 46 quai Le Gallo – 92100 Boulogne Billancourt – France	Parent company
ATLINKS Communications Canada, Inc. (Canada)	100.0	100.0
Thomson Asia ldt.. (Hong Kong) (Formerly ATLINKS Hong Kong Ltd)	100.0	100.0
ATLINKS USA, Inc. (US)	100.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/ Thomson Broadcast & Media Solutions GmbH)	100.0	100.0
Grass Valley France S.A. (France) (formerly Thomson Broadcast Systems S.A./ Thomson Broadcast & Media Solutions SA)	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./ Thomson Broadcast & Media Solutions Ltd)	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0
S.M. Electronics (Germany)	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0
Société Tonnerroise d'Electronique Industrielle - STELI (France)	(*)	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0
Thomson Broadcast & Multimedia S.A. (France) (formally Thales Broadcast & Multimedia SA)	100.0	100.0
Thomson Broadcast & Multimedia Inc. (US) (formally Thales Broadcast & Multimedia Inc.)	100.0	100.0
Thomson Broadcast & Multimedia A.G. (Switzerland) (formally Thales Broadcast & Multimedia A.G.)	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0
Thomson Genlis S.A. (France) (Formerly GALLO 1)	100.0	100.0
Deutsche Thomson O.H.G. (Germany) (formerly Thomson Holding Germany GmbH & Co O.H.G.)	100.0	100.0

Thomson Holding Italy S.p.A. (Italy)	100.0	100.0
Thomson Licensing, Inc. (US)	100.0	100.0
Thomson Licensing (France)	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0
Thomson, Inc. (US)	100.0	100.0
Thomson multimedia Ltd. (Canada)	100.0	100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0
Thomson multimedia Sales International SAS (France)	100.0	100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0
Thomson Optical Components Ltd (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany)	100.0	100.0
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	100.0	100.0
Thomson Telecom España S.A. (Spain)	100.0	100.0
Thomson Telecom S.A. (France)	100.0	100.0
Thomson Angers (France) (formely Thomson Television Angers)	100.0	100.0
Thomson Television Components France (France)	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0
Thomson Vertriebs GmbH (Germany)	100.0	100.0

Services subsidiaries
Consolidated Film Industries, LLC (US)	100.0	100.0
Convergent Media Systems Corp. (US)	100.0
Gallo 8 S.A.S. (France)	100.0	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euros, unless otherwise stated

	% share held by Thomson (% rounded to one decimal)
COMPANY - (Country)	December 31, 2006	December 31, 2005
Premier Retail Network Inc. (US)	100.0	-
Technicolor Canada, Inc. (Canada)	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0
Technicolor Creative Services USA, Inc. (US)	100.0	100.0
Technicolor Digital Cinema, LLC (US)	100.0	100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0	100.0
Technicolor Europe Ltd. (United Kingdom)	100.0	100.0
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0
Technicolor Holdings, Inc. (US)	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd.)	77.6	77.6
Technicolor Pty Ltd. (Australia)	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0
Technicolor, Inc. (US)	100.0	100.0
Technicolor Universal Media Services LLC of America (US)	74.5	75.3
The Moving Picture Company Limited (United Kingdom)	100.0	100.0

2) Consolidated by pro rata method
ContentGuard Holdings, Inc. (US)	25.2	25.2
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	50.0	50.0
Screenvision Holdings, Inc. (US) (formerly Technicolor Screen Advertising, Inc.)	50.0	50.0
Technicolor Cinema Advertising LLC (US)	50.0	50.0

Screenvision Europe subsidiaries
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0

3) Accounted for under the equity method
CTE El Athir (Tunisia)	30.0	30.0
Easyplug S.A.S. (France)	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0
Techfund Capital Europe (France)	20.0	20.0
TCL Multimedia Technology Holding Ltd	(**)	29.3

(*)

Entitiy merged into an other.

(**)

TCL Multimedia is no longer accounted for under the equity method and classified in 2006 as available-for-sale financial asset (Note 17).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer